Exhibit 99.1: Business Report
BUSINESS REPORT
(From January 1, 2009 to December 31, 2009)
THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

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BUSINESS REPORT
(From January 1, 2009 to December 31, 2009)
To: Financial Services Commission and Korea Stock Exchange
We hereby submit this Business Report for the fiscal year ended on December 31, 2009 in accordance with Clause 2 of Article 186 of the Securities and Exchange Act.

Jong-Tae Choi
President and Representative Director POSCO 1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea Tel) 82-54-220-0114

Young-Hoon Lee
Senior Vice President POSCO Tel) 82-2-3457-0114

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TABLE OF CONTENTS

I.	Overview	7
II.	Business Organization	12
III.	Financial Statements	21
IV.	Corporate Governance and Company Affiliates	26
V.	Other Relevant Matters	40

Attachment:	Auditor’s Review Report

6

I. OVERVIEW
1. Scope of Business
     A. POSCO (the “Company”)

Business	Note
a. Production and sale of crude steel and stainless steel (STS) products

b. Port/harbor loading/unloading, warehousing, packaging	No engagement in this business during the 2009 fiscal year
c. Management of professional athletic organizations

d. Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses

e. Real property lease business

f. Public energy services and distribution system

g. Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

h. Educational services and other incidental services

i. Production and sale of non-ferrous metals

j. Other businesses incidental or related, directly or indirectly, to the foregoing businesses.
     B. POSCO Business Group
     (1) Name of Business Group: POSCO
     (2) Companies Belonging to Large Business Groups
POSCO, POSCO Coated and Color Steel Co., Ltd., POSDATA Co., Ltd., POSCO Refractories and Environment Co., Ltd, Samjung Packing and Aluminum Co., Ltd., Seung Kwang Co., Ltd., POS-AC Co., Ltd., POSCO E&C Co., Ltd., POSCO Research Institute, POSCON Co., Ltd., Posteel Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSCO Machinery and Engineering Co., Ltd., POSCO Terminal Co., Ltd., POSTECH Venture Capital Corp., Metapolis Co., Ltd., Posmate Co., Ltd., POSCO Power Corp., SNNC Co., Ltd., PHP Co., Ltd., POSBRO Inc., Suwon Green Environment, POSCORE Co., Ltd., POSWITH Co., Ltd., Uitrans Co. Ltd., PNR Co., Ltd., Pohang Fuel Cell Power Co., Ltd., RISTec-Biz Co., Ltd., Cheongna IBT Co., Ltd., Mega-Asset Co., Ltd., Daewoo Engineering Company, Basys Industry Co., Ltd., Pohang Steel Fabrication Center, Universal Studios Resort Asset Management Corporation, Universal Studios Resort Development Corporation, eNtoB Corporation, Medical Materials Co., Ltd., POSCO AST Co., Ltd., Daimyung Technology Metal Service, POSCO E&E, POMIC, POS Himetal,

7

POSFINE
•	Changes in companies belonging to large business groups before December 31, 2009
•	Addition of subsidiary: POSCO E&E (October 1, 2009)

•	Addition of subsidiary: POMIC (October 1, 2009)

•	Addition of subsidiary: POS Himetal (October 1, 2009)

•	Addition of subsidiary: POSFINE (December 1, 2009)
•	Changes in companies belonging to large business groups after December 31, 2009
•	Exclusion of subsidiary: POSCO Machinery Co., Ltd (January 26, 2010)

•	Exclusion of subsidiary: POSCON (February 23, 2010)

•	Addition of subsidiary: POSCALCIUM (February 1, 2010)

•	Addition of subsidiary: DAKOS (February 1, 2010)

•	Addition of subsidiary: Mapo Hibroad Parking (February 1, 2010)

•	Addition of subsidiary: POSECOHOUSING (February 1, 2010)

•	Addition of subsidiary: POSPLATE Co., Ltd. (March 2, 2010)

•	Addition of subsidiary: Gwangyang Steel Fabrication Center (March 2, 2010)
(3)	Related laws and regulations
•	The Korea Fair Trade Commission has designated POSCO as a Business Group subject to limitations on Cross-Shareholding and Debt Guarantee for Affiliates pursuant to the Monopoly Regulation and Fair Trade Act.
     Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)

8

2. Business Organization
     A. Highlights of the Company’s Business Organization
     Historical highlights and changes since establishment
(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Principal Executive Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices:	The Company operates seven offices overseas (including Indonesia (Jakarta), United Arab Emirates (Dubai), Czech Republic (Prague), European Union, Brazil (Rio de Janeiro), Russia (Moscow) and Vietnam (Hanoi)) for the purpose of supporting international business.
•	Changes after 2009 Fiscal Year

The Company starts operating one more office in Egypt (Cairo) in March, 2010.
(d)	Composition of Board of Directors (as of February 27, 2009)

•	Standing Directors
•	Lee, Ku-Taek resigned on February 27, 2009

•	Cho, Soung-Sik’s term of office expired on February 27, 2009

•	New members (including re-elections): Chung, Joon-Yang, Lee, Dong-Hee, Huh, Nam-Suk, Chung, Keel-Sou
•	Outside Directors
•	Jun, Kwang-Woo resigned on March 6, 2008

•	Park, Won-Soon resigned on February 27, 2009

•	Terms of office for Suh, Yoon-Suk, Park, Young-Ju, Huh, Sung-Kwan expired on February 27, 2009

•	New members: Yoo, Jang-Hee, Han, Joon-Ho, Lee, Young-Sun, Kim, Byung-Ki, Lee, Chang-Hee
•	Representative Directors

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•	Prior to February 27, 2009: Lee, Ku-Taek, Yoon, Seok-Man

•	As of February 27, 2009: Chung, Joon-Yang, Lee, Dong-Hee, Choi, Jong-Tae
•	Changes after 2009 Fiscal Year

Board of Directors (as of February 26, 2010)
•	Standing Directors
•	Terms of office for Yoon, Seok-Man, Lee, Dong-Hee, Hur, Nam-Suk, Chung, Keel-Sou expired on February 26, 2010

•	New members : Park, Han-Yong, Oh Chang-Kwan, Kim, Jin Il
•	Outside Directors
•	Jeffrey D. Jones’s term of office expired on February 26, 2010
•	Representative Directors
•	Prior to February 26, 2010: Chung, Joon-Yang, Lee, Dong-Hee, Choi, Jong-Tae

•	As of February 26, 2010: Chung, Joon-Yang, Choi, Jong-Tae
(e)	Largest Shareholder
•	National Pension Corporation is the largest shareholder

•	Date of Disclosure: January 30, 2007
(for further reference please refer to the public disclosure regarding the change of the largest shareholder on Jan 30 2007, Jul 27 2007, Jan 29 2008, Jul 25 2008, Jan 21 2009, Mar 2 2009, Jul 22 2009, Oct 9 2009, and Jan 26 2010)
B. Major Changes in Production Facilities
•	There were no material changes before December 31, 2009.
3. Equity Capital
     A. New Issuance of Registered Form Common Stock
•	No new issuance of registered form Common Stock in the last five years.
     B. Convertible Bonds
          [None]
     C. Bonds with Warrant
          [None]

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4. Other information regarding Shares
A. Total Number of Shares
(As of December 31, 2009)

Authorized Shares	Outstanding Shares

200,000,000	87,186,835
•   Par value: Won 5,000 per share
     B. Treasury Stock Holding and Cancellation
(1) Treasury Stock Holding and Cancellation
(As of December 31, 2009)

Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered	8,255,034	—	462,962	—	7,792,072
Special Money Trust	Common	2,361,885	—	—	—	2,361,885
Total		10,616,919	—	462,962	—	10,153,957

*	Beginning balance: as of Dec 31, 2008
• Disposal of Treasury Shares regarding Equity Swap agreement with Kookmin Bank.
:462,962 shares (Oct 19, 2009)
(2) Treasury Stock purchased under the Special Money Trust Contract
(Unit: Won)

Items	Beginning	Increased	Decreased	Balance
Special Money Trust	550,000,000,000	—	—	550,000,000,000

•	Renewal of treasury stock special money trust contract
•	Hana Bank, Shinhan Bank, Daegu Bank, National Agricultural Cooperative Federation (NACF)

•	Renewed contract period from May 12, 2009 until May 11, 2010

•	Renewed contract amount: KRW 822.2 billion (Increase in contract amount as a result of gain on sale of treasury stock in the special money trust and interest income)

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C. Voting Rights
(As of December 31, 2009)

	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	10,157,957	10,153,957: Treasury Stock
		4,000: Shares in mutual ownership
3. Shares with voting rights	77,028,878
D. Earnings and Dividend
(Unit: Million Won)

	2009	2008	2007
Net Profit	3,172,264	4,446,933	3,679,431
EPS (Won)	41,380	58,905	48,444
Cash Dividend Paid	615,569	762,760	756,093
Pay-out Ratio	19.4	17.2%	20.5%
Dividend per share (Won)	8,000	10,000	10,000
Dividend Yield	1.31%	2.62%	1.76%

*	Dividend per share includes an interim dividend
          The interim Dividend of the 2009 Fiscal Year: KRW 114,855 million
II. BUSINESS
1. Current Situation of POSCO
(1) Domestic Market Share
(Unit: Million Tons, %)

	2009		2008		2007
Category	Production	Market share	Production	Market share	Production	Market share
Crude steel production	48.5	100	53.3	100	51.6	100
POSCO	29.5	61	33.1	62	31.1	60
Others	19.0	39	20.2	38	20.5	40

•	Source: Korea Iron and Steel Association
(2) Characteristics of the Steel Market
•	The steel industry supplies materials to major industries, including the automobile, shipbuilding, electronics appliance industries and construction industries.

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•	Domestic sales represent 65% and overseas sales represent 35% of our total sales volume (major overseas markets include China, Japan and southeast Asian countries).

•	The company also maintains a made-to-order supply system and 70% of domestic sales are direct business based on actual demand to secure stable operation.
(3) Current Situation and Prospect of New Businesses
     • Establishment of Steelworks in India
•	Established POSCO-India Private Limited (’05.8)

•	POSCO entered into a Memorandum of Understanding with the government of Orissa on June 22, 2005 to construct an integrated steelworks with an annual production capacity of 12million tons and to develop iron ore captive mines.

[Development of iron ore captive mines]

•	Filed three Mining Prospecting License applications with the state government of Orissa (’05.9)

•	State government of Orissa recommended approval of the Khandadhar Mining Prospecting License to the central government of India (’06.12)

•	Central government of India denied the Khandadhar Mining Prospecting License and remanded to the state government of Orissa (’07.7)

•	State government of Orissa resubmitted recommendation for approval of Khandadhar Mining

Prospecting License to the central government of India (’09.1)

•	The lawsuit about the recommendation of the Mining Prospecting License has been in progress (’10.3)

[Establishment of Steelworks]

•	Obtained central government’s approval of environment impact assessment for port construction (’07.5)

•	Obtained central government’s approval of environment impact assessment for steel mill construction (’07.7)

•	Obtained stage one clearance for 2,959 acres of forest land from the Indian Supreme Court (’08.8)

•	Acquired approximately 509 acres of land for the construction of a steel mill and a port (’09.4)

•	Obtained approval from the Central Government for the deforestation of the steel mill construction site (’09.12)

•	Acquiring 2,959 acres of national land for the construction of a steel mill has been in progress (’10.3)
•   Installation of the Cold-Rolling Mill in Vietnam
•	Purpose of Investment: to establish a cold-rolling mill with a production capacity of 1.2 million tons per year in Vietnam (’06.11)

[Construction Period: ’07.8~’09.10]

•	Construction started (’07.8)

•	Construction of a port started (’07.10)

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•	Investment in 15% equity stake by NSC (’09.4)

•	Completion of Construction (’09.10)
• Installation of the Continuous Galvanized Line (CGL) in Mexico
•	Purpose of Investment: to construct a CGL with an annual production capacity of 400 thousand tons per year for the supply of automotive grade steel (’06.12)

[Construction Period: ‘07.9~’09.8]

•	Construction started (’07.9)

•	Construction completed (’09.8)
• Acquisition of Asia Stainless Corporation (ASC)
•	Entered into a sale and purchase agreement with ASC on July 27, 2009

•	POSCO purchased and acquired 90 percent of all issued and outstanding shares of ASC to strengthen its competitiveness in the global stainless steel industry.

•	Increased the capital of the ASC by U$10m (POSCO 90%) (’09.10)

•	Changed the company name to POSCO-VST (’09.10)

•	Expected to complete the capacity expansion (’10.6)

(The current capacity 35,000 tons per year will increase to 85,000 tons per year after the expansion)
• Acquisition of Taihan ST Co., Ltd.
•	Entered into a sale and purchase agreement with Taihan ST Co., Ltd. on July 17, 2009

•	POSCO has acquired a total of 85 percent of all issued and outstanding shares of Taihan ST Co., Ltd. that is ranked 4th among the domestic stainless cold-rolling mills in order to strengthen its competitiveness in the global stainless steel industry.

•	Extraordinary shareholders meeting (’09.7.29):

Amended the Company’s Articles of Incorporation to reflect a change in the Company name and appointment Company directors and executives.
• Establishment of Steelworks in Indonesia
•	Entered into a memorandum of agreement with PT Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia.

•	The first phase of construction for the establishment of a steel mill with an annual production capacity of 3 million tons of steel products is expected to commence in 2011 and to be completed in 2013.

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2. Key Products and Raw Materials
A. Current Situation of Key Products
(Unit : Hundred Million Won)

Business	Source of
area	sales	Items	Specific utility	Key brand	Sales (portion)
Steel	Products	Hot rolled products	Steel pipes,	POSCO	125,106 (46%)
production		Cold rolled products	shipbuilding, etc.		105,537 (39%)
	Others	STS	Automobiles, electronic		34,860 (13%)
	sales	Slag	appliances, etc.		4,298 (2%)
	discount		Silverware, steel		-262 (-0%)
pipes, etc.
Raw material for
cement, etc.
Total					269,539 (100%)
B. Price Trends of Key Products
(Unit: Thousand Won/Ton )

Items	2009	2008	2007
Hot-rolled Product (HR)	799	840	575
Cold-rolled Product (CR)	925	927	664
(1) Criteria for Calculation
•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight.
(2) Factors of Price Fluctuations
•	Cutting down domestic product price in May 2009 according to expected decrease in global steel price and raw material prices.
C. Current Situation of Major Raw Materials
(Unit: Hundred Million Won)

				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast	44,338	BHP Billiton of
			furnaces	(34.0%)	Australia,
					Rio Tinto,
					VALE of Brazil

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				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
		Coal	Coking coal: Heat	42,451	Anglo of Australia,
			source for blast	(32.5%)	Rio Tinto,
			furnaces,		Teck of Canada
			Smokeless coal:
			Sintering fuel
		STS materials	Key materials for	20,840	Nickel, Fe-Cr,
			STS production	(16.0%)	STS scrap iron, etc.
		Other minerals	Sub-materials for	22,908	Iron material,
			iron-making,	(17.5%)	Alloy iron,
			steelmaking		non-ferrous metal,
					limestone, etc.
Total				130,537
D. Price Trends of Key Materials
(Unit: Thousand Won/Ton)

Category	2009	2008	2007
Iron ore	75	101	54
Coal	166	327	103
Scrap iron	394	509	331
Nickel	18,109	22,994	38,943
•   Criteria for Calculation
•	Iron ore (FOB): based on Australian Fine contractual price (Fe 60%)

•	Coal (FOB): based on Australian Premium Hard Coking Coal price

•	Scrap iron (CFR)
3. Production and Facilities

A. Production Capacity	(Unit: Thousand Ton)

Items	2009	2008	2007
Pohang Works	15,000	15,000	14,300
Gwangyang Works	18,000	18,000	16,700
Total	33,000	33,000	31,000

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B. Production and Capacity Utilization Rate

(1) Production	(Unit: Thousand Ton)

Items		2009	2008	2007
Crude Steel	Pohang	14,344	14,936	13,659
	Gwangyang	15,186	18,200	17,405
Subtotal		29,530	33,136	31,064
HR Products	Pohang	3,107	3,331	3,101
	Gwangyang	4,968	5,236	5,054
CR Products	Pohang	1,586	1,739	1,332
	Gwangyang	3,947	4,487	4,375
Coated Steel	Pohang	357	304	318
	Gwangyang	2,787	4,022	3,641
PO	Gwangyang	1,664	2,406	2,178
Electrical Steel	Pohang	849	940	910
Plate	Pohang	4,486	4,738	3,816
Wire Rod	Pohang	1,950	2,027	2,006
STS	Pohang	1,348	1,347	1,598
Others	Pohang	360	521	442
	Gwangyang	834	739	956
Total Products		28,243	31,837	29,727
Pohang		14,043	14,947	13,523
Gwangyang		14,200	16,890	16,204
(2) Capacity Utilization Rate for 2008 in terms of crude steel production
(Unit: Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	15,000	14,344	95.6%
Gwangyang Works	18,000	15,186	84.4%
Total	33,000	29,530	89.5%
• Utilization Rate = Production/ Production Capacity.

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C. Production Facilities

(1) Book Value of Fixed Assets	(Unit: Million Won)

Items		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Pohang	Land	394,572	50,890	592	—	444,870
	Building	1,173,523	92,336	2,724	87,367	1,175,768
	Structures	806,403	74,418	4,840	63,202	812,779
	Machinery & Equipment	4,559,823	1,016,705	9,555	980,160	4,586,813
	Vehicles	15,773	3,714	15	6,920	12,552
	Tools and Fixtures	8,430	5,863	69	4,933	9,291
	Furniture & Others	38,166	5,891	14	11,784	32,259
	Financial Lease Assets	10,192	—	—	637	9,555
Gwangyang	Land	513,734	4,564	1,299	—	516,999
	Building	805,086	106,314	518	88,140	822,742
	Structures	683,695	45,278	1,379	60,453	667,141
	Machinery & Equipment	2,786,516	1,606,917	5,257	704,557	3,683,619
	Vehicles	4,529	1,688	—	1,966	4,251
	Tools and Fixtures	8,887	3,360	3	4,798	7,446
	Furniture & Others	15,859	8,291	6	6,346	17,798
(2) Major Capital Expenditures

(a) Investments under construction	(Unit : Hundred Million Won)

				Invested
				Amount	Amount to be
Items	Date	Project	Total Investment	(2009)	invested
Expansion	’08.09~’11.12	G) Installation of
		5th sintering mill
		and 5th coking mill	19,868	4,830(3,066)	15,038
	’08.08~’10.07	G) Capacity expansion of plate
		production	17,910	14,360(11,389)	3,550
	’08.08~’10.06	P) Construction of new
		steelmaking plant	13,967	9,861(5,723)	4,106
	’08.10~’16.03	P, G) Capacity expansion of
		treatment of raw materials	9,160	2,335(1,626)	6,825
Renovation /Replacement	’08.10~’10.12	P) Renovation of 4th furnace	4,411	3,599(870)	812
	’09.09~’10.04	P) Installation of grained coal
		re-rolling drum	1,600	488(169)	1,112
Others			33,587	1,462(21,162)	32,125
Total			100,503	36,935(26,428)	63,568

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(b) Planned investments	(Unit : Hundred Million Won)

		Planned investments
Location	Project	2010	2011	2012
Pohang	Expansion, Renovation
	and Replacement of
	Existing Facilities	21,872	21,619	20,096
	Sub-total	21,872	21,619	20,096
Gwangyang	Expansion, Renovation
	and Replacement of
	Existing Facilities	25,341	19,960	10,422
	Sub-total	25,341	19,960	10,422
Total		47,213	41,579	30,518
4. Sales

Steel Product Sales	(Unit: Hundred Million Won)

Items		2009	2008	2007
Hot Rolled Products	Domestic	96,581	110,436	70,944
	Export	28,525	25,046	17,115
	Total	125,106	135,482	88,059
Cold Rolled Products	Domestic	55,426	69,473	48,897
	Export	50,111	57,763	35,191
	Total	105,537	127,236	84,088
Stainless Steel	Domestic	19,047	24,682	31,947
	Export	15,813	14,922	14,689
	Total	34,860	39,604	46,636
Others	Domestic	4,251	3,809	3,527
	Export	47	859	4
	Total	4,298	4,668	3,531
Subtotal	Domestic	175,305	208,400	155,315
	Export	94,496	98,590	66,999
	Total	269,801	306,990	222,314
Discount		-262	-566	-247
Total		269,539	306,424	222,067
5. Derivatives
•	Gain on derivatives transaction : KRW 33,458 million

Loss on derivatives transaction: KRW 19,281 million

Net gain on derivatives transaction: KRW 14,177 million

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•	Derivative valuation gain of Exchangeable Notes exchangeable into ADRs of SK Telecom issued on August 19, 2008: KRW 7,065 million
6. Significant Contracts

Contract	Date	Remarks
Joint-Venture with Nippon Steel Corporation	’09.1	Made a joint-venture contract whereby NSC will gain a 15 percent stake (US$37.2 million) in POSCO-Vietnam by purchasing its newly issued shares

Production of High-Quality FeMn	’09.7	POSCO and Dongbu Metal Co., Ltd. entered into an agreement to establish a joint-venture firm, for the production of melted high-quality FeMn to be used in the manufacture of high grade Mn steel for automobiles parts and plates. Upon completion of the transaction, POSCO would acquire a 65 percent stake in joint-venture firm.

Acquisition of Taihan ST Co., Ltd.	’09.7	POSCO purchased and acquired 65.1% of all issued and outstanding shares of Taihan ST Co., Ltd. priced at KRW 60 billion to strengthen its competitiveness in the stainless steel market.

Acquisition of Asia Stainless Corporation	’09.7	In order to strengthen its competitiveness in the global stainless steel industry, POSCO purchased and acquired 90 percent of all issued and outstanding shares of Asia Stainless Corporation, a Vietnamese corporation.

Equity Swap with Kookmin Bank	’09.10	POSCO to purchase 4,084,967 shares of KB Financial Group’s stock (1.15 percent of KB Financial Group’s outstanding shares) worth KRW 250.0 billion Kookmin Bank to purchase 462,962 shares of POSCO Treasury Stocks (0.53 percent of POSCO’s outstanding shares) worth KRW 250.0 billion

Cooperation Agreement with Roy Hill Holdings Pty. Ltd.	’10.1	POSCO and Roy Hill Holdings Pty. Ltd. (thereafter “Company”) entered into a Cooperation Agreement under which POSCO shall acquire conversion right of the Company constituting 3.75% of the total issued and outstanding shares of the Company. Upon satisfactory completion of the project feasibility study, POSCO will acquire and own a total of 15% of the total issued and outstanding shares of the Company, including exercise of 3.75% equity conversion right.

20

Contract	Date	Remarks
Shares purchase agreement for acquiring SUNG JIN GEOTEC Co., Ltd.	’10.3	POSCO has entered into a shares purchase agreement to acquire 12,345,110 shares of SUNG JIN GEOTEC Co., Ltd. (40.4% stake in the SUNG JIN GEOTEC Co., Ltd.’s outstanding shares) worth KRW 159,251,919,000. The shares purchase agreement will be effective based on resolution of Board of Directors of POSCO and approval for mergers and acquisitions of Fair Trade Commission.
•   Please refer to Form 6-K for additional information
7. Research & Development
     A. Research & Development (R&D) Organization

	Organization	Staff
In-house	Technology Development Department	77
	Environment & Energy Department	21
	Technical Research Laboratory (Group)	824

Independent	Research Institute of Industrial Science and Technology	419
	POSTECH	1,184
     B. R&D Expenses
(Unit: Million Won)

	2009	2008	2007	2006
Raw Materials	115,500	93,016	49,552	42,234
Labor cost	44,557	54,242	38,635	34,261
Depreciation	36,385	35,879	32,822	28,059
Subcontract	150,238	151,553	96,200	93,068
Other Expense	107,718	108,037	104,425	67,987
Total	454,398	442,727	321,634	265,609
(R&D/Sales Ratio)*100	1.69	1.44%	1.45%	1.33%
III. FINANCIAL STATEMENTS
1. Consolidated Financial Statements
     A. Summary for the Fiscal Years 2005 through 2009
(Unit: Million Won)

	2009	2008	2007	2006	2005
Current Assets	20,634,150	22,197,633	14,393,533	12,236,953	11,640,335
Quick Assets	15,481,311	13,535,913	9,491,517	8,218,748	7,847,742
Inventories	5,152,839	8,661,720	4,902,016	4,018,205	3,792,593
Fixes Assets	29,677,598	24,763,649	21,881,230	18,912,120	15,866,975
Investments Assets	6,470,999	5,278,165	5,239,026	3,239,689	2,877,288

21

	2009	2008	2007	2006	2005
Tangible Assets	21,839,785	18,069,099	15,581,765	14,643,120	12,271,710
Intangible Assets	629,969	723,767	570,779	557,082	453,709
Other Fixed Assets	736,845	692,618	489,660	472,229	264,268
Total Assets	50,311,748	46,961,282	36,274,763	31,149,073	27,507,310
Current Liabilities	9,274,818	11,009,393	6,624,615	5,082,295	5,881,563
Fixed Liabilities	9,372,616	7,607,684	4,532,408	3,665,036	1,752,070
Total Liabilities	18,647,434	18,617,077	11,157,023	8,747,331	7,633,633
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,446,032	4,319,083	4,176,592	4,035,273	3,991,409
Retained Earnings	27,935,726	25,393,246	21,767,302	18,863,333	16,168,892
Capital Adjustments	(-)2,410,668	(-)2,509,081	(-)2,727,147	(-)1,678,229	(-)965,433
Accumulated Other Comprehensive Income	455,470	(-)21,985	784,933	209,754	(-)188,264
Minority Interest	755,350	680,539	633,657	489,208	384,670
Total Shareholders’ Equity	31,664,313	28,344,205	25,117,740	22,401,742	19,873,677
Total Sales	36,855,001	41,742,636	31,607,741	25,842,326	26,301,788
Operating Income	3,868,162	7,173,929	4,919,862	4,389,147	6,083,276
Net Income from Continuing Operations	3,342,311	4,350,103	3,677,964	3,353,082	4,006,993
Net Income	3,242,311	4,350,103	3,677,964	3,353,082	4,006,993
Consolidated Net Profit	3,218,425	4,378,751	3,558,660	3,314,181	4,022,492
Number of Consolidated Companies	81	74	64	53	47

22

B. Notes regarding Financial Statements
     Preparation of Financial Statements
The company prepared its financial statements in accordance with the generally accepted accounting principle and certified public accountant’s audit opinions on financial statements as follows.

	2009	2008	2007
Certified Public Accountant	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Samil Accounting Corp. Pricewaterhouse Coopers
C. Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the 2009 Consolidated Financial Statements dated as of December 31, 2009

(2)	Consolidated Income Statements

Refer to the 2009 Consolidated Financial Statements dated as of December 31, 2009
2. Divisional Financial Status
     A. Divisional Financial Information
(Unit: Million Won)

Division	2009	2008	2007
Steel
1. Sales
Sales Outside	34,503,317	38,448,113	27,910,722
Inter Divisional Sales	(-)6,090,338	(-)6,547,017	(-)4,738,741
Total Sales	28,412,979	31,901,096	23,171,981
2. Operation Income	3,259,094	6,522,266	3,616,202
3. Assets	39,340,241	36,078,911	29,503,046
(Depreciation etc.)	2,278,031	2,194,738	1,919,889

23

Division	2009	2008	2007
Construction
1. Sales
Sales Outside	7,760,374	5,528,105	3,801,882
Inter Divisional Sales	(-)3,852,222	(-)1,855,696	(-)1,092,309
Total Sales	3,908,152	3,672,409	2,709,573
2. Operation Income	206,552	243,776	214,924
3. Assets	5,395,162	5,607,565	3,151,216
(Depreciation etc.)	36,494	25,889	16,528

Trade
1. Sales
Sales Outside	4,120,088	5,656,959	4,018,003
Inter Divisional Sales	(-)1,137,776	(-)1,392,356	(-)874,520
Total Sales	2,982,312	4,264,603	3,143,483
2. Operation Income	36,948	45,523	33,033
3. Assets	1,131,264	1,401,696	933,665
(Depreciation etc.)	4,993	6,933	5,546

Other
1. Sales
Sales Outside	3,420,139	3,749,459	3,989,066
Inter Divisional Sales	(-)1,868,581	(-)1,844,931	(-)1,406,362
Total Sales	1,551,558	1,904,528	2,582,704
2. Operation Income	365,568	312,635	130,305
3. Assets	4,445,081	3,873,110	3,799,388
(Depreciation etc.)	232,103	152,497	197,980
     B. Regional Financial Information
(Unit: Million Won)

Region	2009	2008	2007
Korea
1. Sales
Sales Outside	41,519,819	44,348,045	32,254,291
Inter Regional Sales	(-)11,307,651	(-)9,465,231	(-)6,370,930
Total Sales	30,212,168	34,882,814	25,883,361
2. Operation Income	3,613,698	7,071,991	4,726,071
3. Assets	43,715,517	40,517,500	32,353,173

Japan
1. Sales

24

Region	2009	2008	2007
Sales Outside	1,147,966	1,492,081	1,127,456
Inter Regional Sales	(-)248,479	(-)231,230	(-)91,789
Total Sales	899,487	1,260,851	1,035,667
2. Operation Income	1,840	16,091	13,465
3. Assets	782,314	897,381	454,190

China
1. Sales
Sales Outside	5,324,202	5,783,073	5,388,057
Inter Regional Sales	(-)1,214,694	(-)1,611,811	(-)1,573,009
Total Sales	4,109,508	4,171,262	3,815,048
2. Operation Income	54,474	(-)125,346	117,281
3. Assets	2,621,478	2,902,308	2,153,284

Asia (other than Japan and China)
1. Sales
Sales Outside	821,000	713,292	400,294
Inter Regional Sales	(-)64,311	(-)34,986	(-)7,029
Total Sales	756,689	678,306	393,265
2. Operation Income	(-)4,820	27,698	20,235
3. Assets	1,250,248	1,252,872	573,516

North America
1. Sales
Sales Outside	268,975	218,736	253,487
Inter Regional Sales	(-)21,358	(-)9,563	—
Total Sales	247,617	209,173	253,487
2. Operation Income	18	93,238	22,281
3. Assets	370,602	1,026,078	425,831

Other
1. Sales
Sales Outside	721,956	827,409	296,088
Inter Regional Sales	(-)92,424	(-)287,179	(-)69,175
Total Sales	629,532	540,230	226,913
2. Operation Income	202,952	105,634	20,529
3. Assets	1,571,589	365,143	314,769

25

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES
1. Overview of Corporate Governance
A. Board of Directors
     (1) Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our Executive Directors and nine directors who are to be Independent Non-Executive Directors. Our shareholders elect both the Executive Directors and Independent Non-Executive Directors at a general meeting of shareholders. Candidates for Executive Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications. Also, candidates for Independent Non-Executive Directors are recommended to the shareholders by a separate board committee consisting of three Independent Non-Executive Directors and one Executive Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for executive directors and independent non-executive directors to the Director Recommendation Committee.
     Our board of directors maintains the following six special committees:
•	Director Candidate Recommendation Committee;

•	Evaluation and Compensation Committee;

•	Finance and Operation Committee;

•	Executive Management Committee;

•	Audit Committee; and

•	Insider Trading Committee.
•	Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation	3 Outside Directors; 1 Standing Director	Han, Joon-Ho Lee, Young-Sun	• Evaluation of the qualifications of director candidates and recommendation of Outside Director candidates
Committee		Lee, Chang Hee Park, Han-Yong	• Advance screening for nominating representative director and members of special committee(s)

Evaluation and Compensation Committee	4 Outside Directors	Lee, Young-Sun Ahn, Charles Yoo, Jang-Hee Kim, Byung Ki
•    Establish management succession and development plans
•    Establish executives evaluation and compensation plan and to take necessary measures to execute such plans
•    Pre-deliberate on remuneration and retirement allowance of directors

26

Category	Composition	Directors	Major functions
Finance and Operation Committee	3 Outside Directors 2 Standing Directors	Yoo, Jang-Hee Han, Joon-Ho Kim, Byung Ki Choi, Jong-Tae Kim, Jin-Il
•    Oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments evaluating prospective capital- raising activities
•    Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
•    Deliberation and resolution on financial matters, and on donations between KRW 100 million and 1 billion

Audit Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee	• Audit of corporate accounting and business operations • Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee
•    Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts exceeding KRW 10 billion)
•    Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts greater than KRW 5 billion but less than 10 billion)

Executive Management Committee	5 Standing Directors	Chung, Joon-Yang Choi, Jong-Tae Park, Han-Yong Oh, Chang-Kwan Kim, Jin-Il
•    Advance deliberation on and approval of in- house investment schemes
•    Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
•    Deliberation on important subjects regarding working policy, and changes to welfare

     (2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

27

•	Composition of the Director Candidate Recommendation Committee

Ahn, Charles (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>

Park, Sang-Yong (member)	Outside Director	• Outside Directors (3), Standing Director (1): Pursuant to Article 542-8 in the Commercial Law of Republic of Korea

Han, Joon-Ho (member)	Outside Director

Choi, Jong-Tae (member)	Standing Director
•	Changes in composition of director candidate recommendation committee after the 2009 fiscal year
•	Effective Date: February 26, 2010

Han, Joon-Ho (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>

Lee, Young-Sun	Outside Director	• Outside Directors (3), Standing Director (1):
(member)		Pursuant to Article 542-8 in the Commercial Law of Republic of Korea

Lee, Chang Hee (member)	Outside Director

Park, Han-Yong (member)	Standing Director
     (3) List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Sun, Wook	• CEO, Nongshim Co., Ltd • Former President and CEO, Samsung Human Resources Development Center	None	Chairman Board of Director

Jones, Jeffrey D.	• Partner, Kim & Chang Law Offices • Former Chairman of the American Chamber of Commerce in Korea	None

Ahn, Charles	• President and CEO, AhnLab, Inc. • Chair Professor of Korea Advanced Institute of Science and Technology	None

Park, Sang-Yong	• Professor at Yonsei University • Former President of the Korea Securities Research Institute	None

28

Relation with
majority
Name	Experience	shareholder	Remarks
Yoo, Jang-Hee	• President, East Asian Economic Association, Japan • Former Vice President, External Affairs, Ewha Womans University	None

Han, Joon-Ho	• CEO and Vice Chairman, Samchully Co., Ltd. • Former Chairman and CEO, Korea Electric Power Corporation	None

Lee, Young-Sun	• President of Hallym University. • Former Professor of Yonsei University	None

Kim, Byung Ki	• Former President and Research Fellow, Samsung Economic Research Institute • Former Deputy Minister, Planning and Management Office, Ministry of Finance and Economy	None

Lee, Chang Hee	• Professor of College of Law, Seoul National University • Former International Director, Tax Law Association	None
•	Changes in composition of director candidate recommendation committee after 2009 Fiscal Year

Relation with
majority
Name	Experience	shareholder	Remarks
Ahn, Charles	• President & CEO, AhnLab, Inc. • Chair Professor of Korea Advanced Institute of Science and Technology • Former president of Board of Director, AhnLab Inc.	None	Chairman Board of Director

Sun, Wook	• CEO, Nongshim Co., Ltd • Former President & CEO, Samsung Human Resources Development Center	None

Park, Sang-Yong	• Professor at Yonsei University • Former President of the Korea Securities Research Institute	None

29

Relation with
majority
Name	Experience	shareholder	Remarks
Yoo, Jang-Hee	• Former President, East Asian Economic Association, Japan • Former Vice President, External Affairs, Ewha Womans University	None

Han, Joon-Ho	• CEO & Vice Chairman, Samchully Co., Ltd. • Former Chairman & CEO, Korea Electric Power Corporation	None

Lee, Young-Sun	• President of Hallym University. • Former Professor of Yonsei University	None

Kim, Byung Ki	• Former President & Research Fellow, Samsung Economic Research Institute • Former Deputy Minister, Planning and Management Office, Ministry of Finance and Economy	None

Lee, Chang Hee	• Professor of College of Law, Seoul National University • Former International Director, Tax Law Association	None
•	List of key activities of the Board of Directors (Jan. 1, 2009 — Mar 31, 2010)

Session	Date	Agenda	Approval
2009-1	Jan. 15	1. Agenda for the 41st Ordinary General Meeting of Shareholders	All 4 cases
		2. Contribution Plan for In-House Labor Welfare Fund	Approved
3. Establishment Plan to contribute capital funds to support Small and Medium Enterprises
4. Operation Plan of CEO Candidate Recommendation Committee

2009-2	Feb. 6	1. Agenda for the 41st Ordinary General Meeting of Shareholders	All 3 cases
		2. Standing Director Candidate Recommendation for CEO	Approved
3. Standing Director Candidate Recommendation (Not including CEO)

2009-3	Feb. 27	1. Appointment of Chairman of Board of Directors	All 6 cases
		2. Appointment of Special Committee Members	Approved
3. Appointment of CEO
4. Appointment of Representative Directors and Standing Directors
5. Approval of Designation of Position for Executive Officer
6. Participation of paid-in capital increase of Shinhan Financial Group Co., Ltd.

30

Session	Date	Agenda	Approval
2009-4	Apr. 17	1. Plan for High quality ferro Manganese (HM) Project	All 4 cases
		2. Contribution Plan for POSCO Educational Foundation	Approved
3. Treasury Stock Special Money Trust Contract Renewal
4. Plans for the improvement of the operation of the Board of Directors

2009-5	Jul.17	1. Acquisition Plan of Stainless Corporation in South-east Asia	All 8 cases
		2. Acquisition Plan of Taihan ST Co., Ltd.	Approved
3. Establishment of Continuous Galvanizing Line in India
4. Plan to provide Financial Support to POSCO Power Corp
5. Waste to Energy Business
6. 2009 Interim Dividend Payout
7. Amendment of the Internal Accounting Control System
8. 2009 Business Plan of POSCO E&C Co., Ltd.

2009-6	Oct. 16	1. Development of a Synthetic Natural Gas plant	All 8 cases
		2. Contribution Plan for POSCO TJ Park Foundation	Approved
3. Lease Contract with Domestic Affiliates
4. Equity Swap with Kookmin Bank and disposal of Treasury shares
5. Restructuring Plan for POSCO Group
6. Construction of new Plate-Heat Treatment Furnace at Gwangyang Works
7. Change of Long-Term Incentive Compensation Plan for Company Executives
8. Contribution Plan for Micro Finance Foundation

2009-7	Dec. 18	1. Management Plan of FY2010	All 10 cases
		2. Investment into a joint venture in Indonesia	Approved
		3. Participation in a capital increase of Domestic Affiliate	&
		4. Acquisition Plan of stake in Roy Hill iron ore project	Agenda #9 Modified
5. Extensional LNG tank installation for LNG trading business
6. Acquisition Plan of stake in K-Power Co.,Ltd.
7. Contribution Plan for POSCO In-house Welfare Fund
8. Year-End Contribution to a Charity Fund
9. Contribution Plan for the Korean Institute of Metals and Materials development fund
10. Development Plan for CEO succession system
11. Improvement Plan for operation of the Board of Directors

2010-1	Jan. 14	1. Approval of Financial Statements for the 42nd Fiscal Year & Convening Schedule of the 42nd Annual General Meeting of Shareholders	All 2 cases Approved
2. Contribution Plan for memorial hall of former President Park, Chung -Hee

2010-2	Feb. 5	1. Agenda for the 42nd Ordinary General Meeting of Shareholders	All 3 cases
		2. Fund raising Plan for acquisition of stake in Roy Hill iron ore project	Approved
3. Standing Director Candidate Recommendation

2010-3	Feb. 26	1. Appointment of Chairman of Board of Directors	All 4 cases
		2. Appointment of Special Committee Members	Approved
3. Approval of Designation of Position for Standing Directors
4. Approval of Designation of Position for Executive Officer

31

•	Major activities of outside directors on the Board of Directors (Jan. 1, 2009 — Mar 31, 2010)

Session	Date	Number of participating outside directors	Remarks
2009-1	Jan.15	8
2009-2	Feb. 6	8
2009-3	Feb. 27	8
2009-4	Apr. 17	8
2009-5	Jul. 17	9
2009-6	Oct. 16	9
2009-7	Dec. 18	9
2010-1	Jan. 14	8
2010-2	Feb. 5	9
2010-3	Feb. 26	8

*	Early Resignation of Outside Director (‘09.2.27): Park, Won-Soon
(5)	Composition of committees and their activities
•	Major activities of Director Candidate Recommendation Committee (Jan. 1, 2009 — Mar. 31, 2010)

Session	Date	Agenda	Approval
2009-1	Jan. 21	Selection of Outside Directors Candidates for Qualifications Assessment	Approved

2009-2	Feb. 5	1. Assessment of Qualifications of Standing Director	—
		2. Assessment of Qualifications and Recommendation of Outside Directors	Approved

2009-3	Feb. 27	1. Appointment of Special Committee Members	—
		2. Appointment of Representative Directors and Approval of Designation of Position for Executive Officers	—
		3. Appointment of Positions for Standing Directors	—

2009-4	Mar. 5	Succession Plan for CEO of POSCO0	—

2009-5	Apr. 9	Improvement of the Succession Plan for CEO	—

2009-6	May. 26	Review of Result of Improvement of Succession Plan for CEO	—

2009-7	Nov. 17	1. Review of Management Scale of the Board of Directors	—
		2. Improvement of the Succession Plan for CEO	—

2010-1	Feb. 3	Assessment of Qualifications of Standing Director	—

32

Session	Date	Agenda	Approval
2010-2	Feb. 26	1. Appointment of Special Committee Members	—
		2. Approval of Designation of Position for Executive Officers	—
		3. Appointment of Positions for Standing Directors	—
●	Early Resignation of Outside Director (’09. 2. 27): Park, Won-Soon
•	Major activities of Evaluation and Compensation Committee (Jan. 1, 2009 — Mar 31, 2010)

Session	Date	Agenda	Approval
2009-1	Jan.15	Evaluation of ’08 Management Result	—

2009-2	Jul.17	Execution of ’09 Management Plan	Approved

2009-3	Oct. 16	Change of Long-Term Incentive Compensation Plan for Company Executives	—

2010-1	Jan. 14	Evaluation of ’09 Management Result	—

2010-2	Feb. 5	Set the Limit of ’10 Directors’ Remuneration	—
•	Major activities of Finance and Operation Committee (Jan. 1, 2009 — Mar 31, 2010)

Session	Date	Agenda	Approval
2009-1	Jan. 15	Establishment Plan to contribute capital funds to support Small and Medium Enterprises	—

2009-2	Feb. 27	Participation of Paid-in Capital Increase of Shinhan Financial Group Co., Ltd	—

2009-3	Apr.17	1. Plan for High quality ferro Manganese (HM) Project	—
		2. Plans for the improvement of the operation of the Board of Directors	—
		3. Loaned from Funds for the rational use of Energy	Approved

2009-4	May.26	Disposal Plan of shares of ‘KOREA LINE CORPORATION’	Approved

2009-5	Jul.17	1. Plan for the Additional Funding to POSCO Power Corp.,	—
		2. Slag Powder Project	Approved
		3. Waste to Energy Business	—
		4. Participation of Paid-in Capital Increase of KB Financial Group Inc.	Approved

2009-6	Oct. 15	1. Titanium Slab Business Plan	Approved
		2. Equity Swap with Kookmin Bank and disposal of Treasury shares	—
		3. Strategic Mutual Equity Swap	Denied
		4. Development of a Synthetic Natural Gas plant	—
		5. Contribution Plan for Energy Fund	Approved
		6. Contribution Plan for Micro Finance Foundation	—
		7. Job Placement Council for Displaced Indigeneous People	Approved

33

Session	Date	Agenda	Approval
2009-7	Dec. 18	1. Acquisition Plan of stake in Roy Hill iron ore project	—
		2. Extensional LNG tank installation for LNG trading business	—
		3. Acquisition Plan of stake in K-Power Co.,Ltd.	—
		4. Year-End Contribution to a Charity Fund	—
		5. Contribution Plan for the Korean Institute of Metals and Materials development fund	—
		6. Credit Line Regulation in the 2010 Fiscal Year	Approved
		7. Plan for Suncheon Bay PRT business	Approved
		8. Acquisition Plan of stake in specialized LED company	Modified

2010-1	Jan. 14	1. Contribution Plan for memorial hall of former President Park, Chung —Hee	—
		2. Acquisition Plan of stake in PosChrome (pty) Ltd. from Samsun Corp.	Approved

2010-2	Feb. 5	1. Fund raising Plan for acquisition of stake in Roy Hill iron ore project	—
		2. Contribution Plan for Haiti earthquake emergency relief	Approved
•	Major activities of Insider Trading Committee (Jan. 1, 2009 — Mar 31, 2010)

Session	Date	Agenda	Approval
2009-1	Jan.14	1. Contribution Plan for In-House Labor Welfare Fund	—
		2. Fair Trading Program Operating Result and Plan	—

2009-2	Feb.19	Lease Contract Change of Pohang Calcination Facilities to POSREC	Approved

2009-3	Apr.16	Contribution Plan for POSCO Educational Foundation	—

2009-4	Jul.16	1. Contribution Plan for POSCO TJ Park Foundation	Denied
		2. Fair Trading Program Operating Result and Plan	—

2009-5	Oct. 14	1. Contribution Plan for POSCO TJ Park Foundation	—
		2. Lease Contract with Domestic Affiliates	—
		3. Improvement plan for operation of POSCO Educational Foundation	—

2009-5	Dec. 17	1. Participation in a capital increase of Domestic Affiliate	—
		2. Contribution Plan for POSCO In-house Welfare Fund	—

2010-1	Jan. 13	Fair Trading Program Operating Result and Plan	—
•	Major activities of Executive Management Committee (Jan. 1, 2009 — Mar 31, 2010)

Session	Date	Agenda	Approval
2009-1	Apr.30	1. Installation of process-compressed slag treatment facility at the second Steelmaking Plant in Pohang Works	Approved
		2. Installation of heat exchanger at the second FINEX plant in Pohang Works	Approved
		3. Plan for Capital increase at POSCO-America	Approved

2009-2	May. 26	Suspension of Alteration of Entry in the Register of Shareholders for Interim Dividend Payment	Approved

34

Session	Date	Agenda	Approval
2009-3	Jul.13	1. Acquisition Plan of Taihan ST Co., Ltd.	—
		2. Acquisition Plan of Stainless Corporation in South-east Asia	—
		3. Establishment of Continuous Galvanizing Line in India	—

2009-4	Sep 11	1. Establishment of Facility Center for Advanced Education for Employees	Approved
		2. FINEX #1 Plant Rationalization	Approved

2009-5	Sep 22	1. Installation of New plate heat-treating facility in Gwangyang Works.	Approved
		2. Installation of CEM continuous rolling facility in Gwangyang Works.	Approved
		3. Installation of the Soaking-pit for semi-finished products in Pohang Works.	Approved
		4. Logistics improvement in Pohang and Gwangyang Works.	Approved

2009-6	Oct. 28	1. Investment on Stainless Steel Precision Mills	Approved
		2. Investment on Stainless Steel processing facility at POSCO VHPC	Approved
		3. Foundation of POSCO CYPC	Approved
		4. Facility Expansion: POSCO CTPC # 2 Plant	Approved

2009-7	Nov. 24	Investment in HR Plate process cluster in China	Approved

2009-8	Dec. 10	1. Investment into a joint venture in Indonesia	—
		2. Acquisition Plan of extended stake in Thainox	Approved
2009-9	Dec. 22	1. Extensional PoStrip rolling mill installation	Approved
		2. Level 2-1 reclamation of #4 ground at Pohang Works	Approved
		3. Investment in Allotherm electric furnance (POS-BOP)	Approved
		4. Investment in application of POSHARP on Continuous Caster at Gwangyang Works	Approved

2010-1	Jan. 22	1. Rationalization of #1 EGL at Gwangyang Works	Approved
		2. Rationalization of lime calcination plant at Pohang and Gwangyang Works	Approved
		3. Installation of #3,4 Coke Oven PAMS at Pohang Works	Approved

2010-2	Feb. 23	Plan of establishment and management of POSCO South Asia	Approved
B. Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Independent Non-Executive Directors. Members of our Audit Committee are Park, Sang-Yong(committee chair), Jones, Jeffrey D., Sun, Wook and Lee, Chang Hee.

35

•	Changes in composition of audit committees after 2009 Fiscal Year
•	Members of the Audit Committee: Park, Sang-Yong (committee chair),
Sun, Wook and Lee, Chang-Hee
The duties of the Audit Committee include:
•	Appointing independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with Ordinary meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
•	Composition of the Audit Committee (auditors)

Name	Qualifications	Remarks
Park, Sang-Yong		Chairman

Sun, Wook	Satisfies requirements in the articles of incorporation

Lee, Chang-Hee
•	Major activities of the audit committee (auditors) (Jan. 1, 2009 — Mar 31, 2010)

Session	Date	Agenda	Approval
• Report Agenda
2009-1	Jan. 14	• Reporting of operations of the Internal Accounting Control System for the 2H 2008 Fiscal Year	All 4 cases Approved

• Deliberation Agendas
2009-2	Feb. 6
• Assessment of operations of the Internal Accounting Control System in 2008
• Results of the audit of account for the 2008 Fiscal Year
• Report Agenda
• Overview Results of the audit of account for the 2008 Fiscal Year by External Auditor
Approved Approved

36

Session	Date	Agenda	Approval
• Deliberation Agenda
2009-3	Feb. 27	• Appointment of the chair of the Audit Committee	Approved

• Deliberation Agenda
2009-4	Apr.16
• Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries
• Report Agenda
• Results of the audit of account for 1Q of the 2009 Fiscal Year
• Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2008 Fiscal Year
• Results of the audited consolidated financial statements for the 2008 Fiscal Year
• Operation plans for 2009
• POSCO Managerial Accounting and Compensation Policy
Approved

• Report Agenda
2009-5	Jul.16
• Results of audit for first half of the 2009 Fiscal Year
• Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2008 Fiscal Year
• Status for the application of K-IFRS
• Reporting results of audit from 2004 to 2008

• Deliberation Agenda
2009-6	Oct 14
• Approval of non-audit services for POSCO
• Report Agenda
• Results of the audited of financial statements for the 3Q of the 2009 Fiscal Year
• Results of the audited consolidated financial statements for the first half of 2009 Fiscal Year
• Results of the internal audit
Approved

• Deliberation Agenda
2009-7	Dec.17
• Approval of audit and non-audit service to POSCO E&E
• Assessment of operations of the Audit Committee
• Report Agenda
• Result of Internal Audit in 2009
• Assessment of operations of the external auditors in 2009
• Assessment of Directors and Employees’ Observance of Ethics
Approved Approved

• Report Agenda
2010-1	Jan.13
• Reporting of operations of the Internal Accounting Control System for the 2009 Fiscal Year
• Status of the application of K-IFRS
• Status of supporting the affiliates regarding tax and Internal Control

2010-2	Feb.4	• Deliberation Agendas • Assessment of operations of the Internal Accounting Control System in 2009	Approved

37

Session	Date	Agenda	Approval
		• Results of the audit of account for the 2009 Fiscal Year • Report Agenda • Overview Results of the audit of account for the 2009 Fiscal Year by External Auditor	Approved

• Deliberation Agenda
2010-3	Feb.26	• Appointment of the chair of the Audit Committee	Approved
C. Voting Rights by Shareholders
     (1) Whether to Adopt the Cumulative Voting System
•	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
     (2) Whether to Adopt Voting by Mail
•	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
D. Compensation of Directors and Officers
(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Ceiling amount
approved at
	Total payment	shareholders
Category	(2009)	Meeting	Remarks
Inside Director	5,114 million won

Independent Outside Director	502 million won	6 billion won

members of the Audit Committee	241 million won

Total	5,857 million won
•	Payment Period: ’09.1.1 ~12.31

•	Independent Outside Director does not include the members of the Audit Committee
     (2) List of Stock Options Presented to Executives

38

(As of December 31, 2009)

		Number of Share
Date of Grant	Name	Grant	Exercise	Remaining	Exercising Period	Exercising Price
Apr. 27, 2002	Chang-Kwan Oh	9,316	9,316	0	April 28, 2004	KRW 136,400
					~ April 27, 2009
Sep.18, 2002	Suk-Man Youn	11,179	11,179	0	Sep. 19, 2004	KRW 116,100
	Young-Tae Keon	9,316	9,316	0	~Sep. 18, 2009
Apr. 26, 2003	Kim,E. Han	2,401	2,401	0	April 27, 2005	KRW102,900
	Dong-Jin Kim	1,921	1,921	0	~April 26, 2010
	Tae-Hyun Hwang	1,921	1,921	0
	Youn Lee	1,921	1,921	0
	Seong-Sik Cho	1,921	192	1,729
	Oh-Joon, Kwon	9,604	9,604	0
	Dong-Hwa, Chung	9,604	9,604	0
	Jin-Il, Kim	9,604	9,542	62
	Dong-Hee, Lee	9,604	9,604	0
Jul. 23, 2004	Ku-Taek Lee	49,000	0	49,000	July 24, 2006	KRW 151,700
	Kyeong-Ryul Ryoo	4,900	0	4,900	~July 23, 2011
	Suk-Man Youn	7,840	7,840	0
	Dong-Jin Kim	7,840	0	7,840
	Youn Lee	7,840	7,840	0
	Joon Yang Chung	4,900	4,900	0
	Young Ju Park	1,862	0	1,862
	Yoon Suk Suh	1,862	1,500	362
	Keel Sou Chung	9,800	0	9,800
	Sang Wook Ha	9,800	9,800	0
	Sang Young Kim	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Ki Chul Shin	9,800	0	9,800
	Byung Ki Jang	9,800	6,800	3,000
Apr. 28, 2005	Jong Doo Choi	2,000	0	2,000	April 29, 2007	KRW 194,900
	Nam Suk Hur	2,000	0	2,000	~April 28, 2012
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000

	Total	251,156	122,201	128,955

•	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(`06.2.24)

39

V. Other Relevant Matters
Summary of 2009 Ordinary General Meeting of Shareholders (February 26, 2010)

Agenda	Resolution
1. Approval of Balance Sheet (Statements of Financial Position), Statements of Income, and Statements of Appropriation of Retained Earnings for the 42nd Fiscal Year	Approved (Annual Cash dividend per Share, KRW 8,000 Won)
2. Partial Amendments to Articles of Incorporation
3. Election of Directors
• Election of Inside (Executive) Directors 4. Approval of Limits of Total Remuneration for Directors	Approved (Park, Han-Yong, Oh, Chang-Kwan, Kim, Jin-Il) Approved(KRW 7.0 billion)

40

POSCO
Non-Consolidated Financial Statements
December 31, 2009 and 2008
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have audited the accompanying non-consolidated statements of financial position of POSCO (the “Company”) as of December 31, 2009 and 2008, and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the years ended December 31, 2009 and 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audit.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall non-consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations, appropriation of its retained earnings, the changes in its equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw attention to the following:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
Seoul, Korea
February 8, 2010

This report is effective as of February 8, 2010, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Statements of Financial Position
As of December 31, 2009 and 2008

(in millions of Won)	2009		2008

Assets
Current assets
Cash and cash equivalents (notes 3 and 26)	~~W~~	626,782	941,687
Short-term financial instruments (note 3)		5,581,594	1,524,598
Trading securities (note 6)		505,811	1,236,185
Current portion of available-for-sale securities (note 7)		20,230	—
Current portion of held-to-maturity securities (note 7)		20,000	20,000
Trade accounts and notes receivable, net of allowance for doubtful accounts (notes 4, 26 and 30)		2,683,909	3,228,679
Inventories (note 5)		2,996,326	6,415,601
Other accounts receivable, net of allowance for doubtful accounts (notes 4, 26 and 30)		126,942	278,301
Deferred income tax assets (note 27)		286,075	—
Other current assets (note 11)		70,395	48,173

Total current assets		12,918,064	13,693,224

Property, plant and equipment at cost (notes 8 and 31)		40,071,426	36,504,565
Less accumulated depreciation		(23,425,832)	(22,038,647)

Property, plant and equipment, net		16,645,594	14,465,918
Investment securities, net (note 7)		10,187,813	8,625,939
Intangible assets, net (notes 9 and 31)		151,829	170,095
Long-term trade accounts receivable, net of allowance for doubtful accounts (note 4)		1,307	4,154
Long-term financial instruments (note 3)		40	40
Other long-term assets, net of allowance for doubtful accounts (notes 3 and 26)		88,118	74,083

Total non-current assets		27,074,701	23,340,229

Total assets	~~W~~	39,992,765	37,033,453

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Financial Position
As of December 31, 2009 and 2008

(in millions of Won)	2009		2008

Liabilities
Trade accounts payable (notes 26 and 30)	~~W~~	739,746	1,108,856
Short-term borrowings (notes 12 and 26)		430,910	340,827
Current portion of long-term debt, net of discount on debentures issued (notes 12, 13 and 26)		1,065	203,641
Accrued expenses		145,484	139,494
Other accounts payable (notes 26 and 30)		993,120	694,681
Withholdings		51,075	40,042
Income tax payable		290,638	1,628,262
Deferred income tax liabilities (note 27)		—	90,307
Other current liabilities (note 15)		33,804	37,088

Total current liabilities		2,685,842	4,283,198

Long-term debt, net of current portion and discount on debentures issued (notes 13 and 26)		5,681,509	4,584,681
Accrued severance benefits, net (note 14)		185,187	260,368
Deferred income tax liabilities (note 27)		400,276	36,533
Other long-term liabilities		88,660	85,016

Total non-current liabilities		6,355,632	4,966,598

Total liabilities		9,041,474	9,249,796

Shareholders’ Equity
Capital stock (note 19)		482,403	482,403
Capital surplus (note 20)		4,404,069	4,291,355
Capital adjustments (note 21)		(2,403,263)	(2,502,014)
Accumulated other comprehensive income		524,824	51,790
Retained earnings (note 22)		27,943,258	25,460,123

Total shareholders’ equity		30,951,291	27,783,657

Total liabilities and shareholders’ equity	~~W~~	39,992,765	37,033,453

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
For the years Ended December 31, 2009 and 2008

(in millions of Won except per share amounts)	2009		2008

Sales (note 31)	~~W~~	26,953,945	30,642,409
Cost of goods sold (note 24)		22,574,304	22,706,984

Gross profit		4,379,641	7,935,425
Selling and administrative expenses (note 25)		1,231,642	1,395,366

Operating profit		3,147,999	6,540,059

Non-operating income
Interest income		208,473	191,086
Dividend income		60,114	95,382
Gain on valuation of trading securities		5,811	16,185
Gain on disposal of trading securities		21,103	52,923
Gain on disposal of property, plant and equipment		21,274	11,970
Gain on valuation of derivatives (note 17)		7,065	17,985
Gain on disposal of derivatives transactions (note 17)		33,458	1,356
Gain on foreign currency transactions		649,733	827,198
Gain on foreign currency translation		422,225	71,476
Equity in earnings of equity method accounted investments (note 7)		585,436	399,436
Reversal of allowance for doubtful accounts		417	7,655
Gain on disposal of other long-term assets		1,893	29,336
Reversal of stock compensation expense (note 18)		—	55,155
Others		49,256	102,425

		2,066,258	1,879,568

Non-operating expenses
Interest expense		288,575	143,160
Other bad debt expense		21	4,892
Loss on foreign currency transactions		722,956	987,361
Loss on foreign currency translation		15,406	694,011
Donations		106,410	112,856
Loss on disposal of property, plant and equipment		73,822	67,191
Loss on disposal of derivatives transactions (note 17)		19,281	526
Equity in losses of equity method accounted investments (note 7)		235,407	422,784
Loss on disposal of trade accounts and notes receivable		5,458	8,829
Loss on impairment of investments (note 7)		131,126	96,785
Others		33,270	51,702

		1,631,732	2,590,097

Income before income taxes		3,582,525	5,829,530

Income tax expense (note 27)		410,261	1,382,597

Net income	~~W~~	3,172,264	4,446,933

Basic earnings per share (note 29)	~~W~~	41,380	58,905

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Appropriation Retained Earnings
For the years Ended December 31, 2009 and 2008
(Dates of Appropriations : February 26, 2010 and February 27, 2009
for the years ended December 31, 2009 and 2008, respectively)

(in millions of Won)	2009		2008

Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	237,624	230,611
Interim dividends (note 23)		(114,855)	(188,485)
Dividends (ratio) per share
~~W~~1,500 (30%) in 2009
~~W~~2,500 (50%) in 2008
Net income		3,172,264	4,446,933

		3,295,033	4,489,059

Transfer from discretionary reserve
Reserve for technology and human resource development		391,667	351,667

Appropriations of retained earnings
Cash dividends (note 23)		500,714	574,274
Dividends (ratio) per share
~~W~~6,500 (130%) in 2009
~~W~~7,500 (150%) in 2008
Reserve for research and manpower development		800,000	—
Appropriated retained earnings for business expansion		2,000,000	3,800,000
Appropriated retained earnings for dividends		184,671	228,828

		3,485,385	4,603,102

Unappropriated retained earnings carried forward to subsequent year	~~W~~	201,315	237,624

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Changes in Equity
For the years ended December 31, 2009 and 2008

							Accumulated
							Other
	Capital		Capital		Capital		Comprehensive		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Income		Earnings		Total

Balance as of January 1, 2008	~~W~~	482,403	~~W~~	4,128,839	~~W~~	(2,715,964)	~~W~~	839,727	~~W~~	21,768,227	~~W~~	24,503,232
Year-end dividends		—		—		—		—		(566,552)		(566,552)
Net income		—		—		—		—		4,446,933		4,446,933
Interim dividends		—		—		—		—		(188,485)		(188,485)
Changes in capital surplus of equity method accounted investments		—		40,578		—		—		—		40,578
Acquisition of treasury stock		—		—		(36,832)		—		—		(36,832)
Disposal of treasury stock		—		121,938		250,782		—		—		372,720
Gain on valuation of avilable-for-sale securities, net		—		—		—		(1,140,947)		—		(1,140,947)
Changes in capital adjustments arising from equity method accounted investments		—		—		—		353,010		—		353,010

Balance as of December 31, 2008	~~W~~	482,403	~~W~~	4,291,355	~~W~~	(2,502,014)	~~W~~	51,790	~~W~~	25,460,123	~~W~~	27,783,657

							Accumulated
							Other
	Capital		Capital		Capital		Comprehensive		Retained
(in millions of Won)	Stock		Surplus		Adjustments		Income		Earnings		Total

Balance as of January 1, 2009	~~W~~	482,403	~~W~~	4,291,355	~~W~~	(2,502,014)	~~W~~	51,790	~~W~~	25,460,123	~~W~~	27,783,657
Year-end dividends		—		—		—		—		(574,274)		(574,274)
Net income		—		—		—		—		3,172,264		3,172,264
Interim dividends		—		—		—		—		(114,855)		(114,855)
Changes in capital surplus of equity method accounted investments		—		(4,578)		—		—		—		(4,578)
Disposal of treasury stock		—		117,292		98,751		—		—		216,043
Loss on valuation of avilable-for-sale securities, net		—		—		—		426,519		—		426,519
Changes in capital adjustments arising from equity method accounted investments		—		—		—		46,515		—		46,515

Balance as of December 31, 2009	~~W~~	482,403	~~W~~	4,404,069	~~W~~	(2,403,263)	~~W~~	524,824	~~W~~	27,943,258	~~W~~	30,951,291

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the years Ended December 31, 2009 and 2008

(in millions of Won)	2009		2008

Cash flows from operating activities
Net income	~~W~~	3,172,264	4,446,933

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		2,059,548	1,908,805
Accrual of severance benefits		3,320	221,748
Gain on valuation of trading securities		(5,811)	(16,185)
Gain on disposal of trading securities		(21,103)	(52,923)
Gain on disposal of investments, net		(10,548)	(13,882)
Loss on disposal of property, plant and equipment, net		52,548	55,221
Gain on valuation of derivatives		(7,065)	(17,985)
Equity in earnings (losses) of equity method accounted investments, net		(350,029)	23,348
(Reversal of) stock compensation expense		36,100	(55,155)
Loss (gain) on foreign currency translation, net		(408,522)	618,739
Loss on disposal of trade accounts and notes receivable		5,458	8,829
Provision for (reversal of) allowance for doubtful accounts, net		8,465	(2,762)
Loss on impairment of investments		131,126	96,785
Other employee benefit		6,822	60,352
Interest expense		19,396	6,396
Interest income		(906)	(2,423)
Loss on valuation of inventories		691	4,003
Others, net		(8,796)	4,001

		1,510,694	2,846,912

Changes in operating assets and liabilities
Trade accounts and notes receivable		528,932	(1,341,169)
Other accounts receivable		152,419	(234,489)
Accrued income		(15,591)	(3,653)
Prepaid expenses		318	(2,789)
Inventories		3,413,323	(3,202,404)
Trade accounts payable		(365,649)	507,672
Other accounts payable		296,883	97,269
Accrued expenses		5,121	51,545
Income tax payable		(1,337,623)	804,539
Advances received		452	407
Payment of severance benefits		(70,354)	(53,043)
Deferred income tax assets and liabilities		(171,287)	(256,305)
Deposits for severance benefits trust		(8,149)	(133,747)
Other current liabilities		(3,256)	4,097
Dividends from equity method accounted investments		30,711	64,455
Others, net		4,249	17,197

		2,460,499	(3,680,418)

Net cash provided by operating activities		7,143,457	3,613,427

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the years Ended December 31, 2009 and 2008

(in millions of Won)	2009		2008

Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	7,107,347	4,580,674
Disposal of trading securities		2,697,287	6,867,212
Redemption of current portion of held-to-maturity securities		40,000	272,000
Disposal of available-for-sale securities		17,093	1,700
Disposal of other long-term assets		16,495	88,066
Disposal of property, plant and equipment		23,095	37,573
Disposal of equity method accounted investments		—	8,606
Acquisition of short-term financial instruments		(11,164,342)	(4,661,971)
Acquisition of trading securities		(1,940,000)	(6,795,000)
Acquisition of available-for-sale securities		(568,241)	(1,401,658)
Acquisition of equity method accounted investments		(239,946)	(318,843)
Acquisition of current portion of held-to-maturity securities		(40,000)	(100,000)
Acquisition of other long-term assets		(12,273)	(12,003)
Acquisition of property, plant and equipment		(4,228,840)	(3,172,009)
Cost of removal of property, plant and equipment		(52,103)	(36,032)
Acquisition of intangible assets		(14,797)	(20,986)
Others, net		(17,005)	(6,029)

Net cash used in investing activities		(8,376,230)	(4,668,700)

Cash flows from financing activities
Proceeds from short-term borrowings		2,256,539	766,094
Proceeds from long-term borrowings		28,866	5,886
Proceeds from issuance of debentures		1,449,728	1,939,634
Proceeds from treasury stock		249,124	364,753
Increase in other long-term liabilities		25,363	27,357
Acquisition of treasury stock		—	(36,832)
Repayment of short-term borrowings		(2,158,046)	(542,074)
Repayment of current portion of long-term debts		(203,807)	(432,661)
Payment of cash dividends		(689,129)	(755,037)
Decrease in other long-term liabilities		(39,727)	(20,915)
Others, net		(1,043)	(10,279)

Net cash provided by financing activities		917,868	1,305,926

Net increase (decrease) in cash and cash equivalents		(314,905)	250,653

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		941,687	691,034

Cash and cash equivalents at end of the year (note 3)	~~W~~	626,782	941,687

See accompanying notes to non-consolidated financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

1. The Company
POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven of its overseas liaison offices.
As of December 31, 2009, the Company’s major shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)

National Pension Service	4,427,612	5.08
Nippon Steel Corporation (*1)	4,394,712	5.04
Mirae Asset Investments Co., Ltd.	2,817,800	3.23
SK Telecom Co., Ltd.	2,481,310	2.85
Shinhan Financial Group Co.,Ltd. (*2)	2,297,551	2.64
Others	70,767,850	81.16

	87,186,835	100.00

(*1)	Nippon Steel Corporation has American Depositary Receipts (ADRs), each of which represents 0.25 share of POSCO’s common share which has par value of ~~W~~5,000 per share.

(*2)	Includes number of shares held by its subsidiaries.
As of December 31, 2009, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

2. Summary of significant accounting policies and basis of presenting financial statements
Basis of Presenting Financial Statements
The Company maintains its accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.
The Company prepares the non-consolidated financial statements in accordance with generally accepted accounting principles in the Republic of Korea.
Revenue recognition
The Company’s revenue categories consist of goods sold, and other income. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.
Allowance for doubtful accounts
Allowance for doubtful accounts is estimated based on the analysis of individual accounts and past experience of collection and presented as a deduction from trade accounts and notes receivable.
When the terms of trade accounts and notes receivable (the principal, interest rate or term) are modified, either through a court order, such as a reorganization, or by mutual formal agreement, resulting in a reduction in the present value of the future cash flows due to the Company, the difference between the carrying value of the relevant accounts and notes receivable and the present value of the future cash flows is recognized as bad debt expense.
Inventories
The costs of inventories are determined using the moving-weighted average method. Valuation losses incurred when the market price of inventories falls below their carrying amount are reported as a contra inventory account and added to the cost of goods sold and losses incurred because of the difference between the quantity of inventories recorded in the financial statements and the actual quantity found shall be added to the cost of goods sold if it is incurred in the ordinary course of business. Loss on valuation of inventories amounting to ~~W~~ 691 million for the year ended December 31, 2009, is added to the cost of goods sold.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

2. Summary of significant accounting policies and basis of presenting financial statements, continued
Investments in securities
Upon acquisition, the Company classifies debt and equity securities (excluding investments in subsidiaries, associates and joint ventures) into the following categories: held-to-maturity, available-for-sale or trading securities. This classification is reassessed at the end of each reporting period.
Investments in debt securities where the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.
A security is recognized initially at its acquisition cost, which includes the market value of the consideration given and any other transaction costs. After initial recognition, held-to-maturity securities are accounted for at amortized costs in the statements of financial position and trading and available-for-sale securities are accounted for at their fair values, however, non-marketable securities are accounted for at their acquisition costs if their fair values cannot be reliably estimated. The fair value of marketable securities is determined using quoted market prices as of the period end.
Trading securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of trading securities are included in the income statement in the period in which they arise. Available-for-sale securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income, net of tax, directly in equity. Investments in available-for-sale securities that do not have readily determinable fair values are recognized at cost less impairment, if any. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the income statement using the effective interest method.
The Company reviews investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.
Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the end of the reporting period or where the likelihood of disposal within one year from the end of the reporting period is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the end of the reporting period, are presented as current assets. All other available-for-sale securities and held-to-maturity securities are presented as long-term investments.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

2. Summary of significant accounting policies and basis of presenting financial statements, continued
Equity method investments
Investments in equity securities of companies over which the Company exercises significant control or influence are recorded using the equity method of accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized using the straight-line method over its estimated useful life.
The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate or subsidiary are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate or subsidiary equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate or subsidiary, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary. Unrealized gains on transactions between the Company and its associates or subsidiaries are eliminated to the extent of the Company’s interest in each associate or subsidiary.
The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate or subsidiary over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life. Amortization of goodwill is recorded together with equity income (losses).
Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect at the end of the reporting period for assets and liabilities, exchange rates on the date of transaction for equity and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included under the capital adjustment account, a component of shareholders’ equity.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

2. Summary of significant accounting policies and basis of presenting financial statements, continued
Property, plant and equipment, and related depreciation
Property, plant and equipment are stated at cost, except in the case of revaluations made in accordance with the Asset Revaluation Law, which allowed for asset revaluation prior to the Law being revoked.
Depreciation is computed by the straight-line method using rates based on the useful lives of the respective as follows:

Estimated useful lives
Buildings and structures	20-40 years
Machinery and equipment	8 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Finance Lease Assets	18 years
The Company recognizes interest costs and other financial charges on borrowings associated with the production, acquisition, construction or development of property, plant and equipment as an expense in the period in which they are incurred.
Significant additions or improvements extending useful lives of assets are capitalized. Normal maintenance and repairs are charged to expense as incurred.
The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the expected estimated undiscounted future net cash flows from the use of the asset and its eventual disposal are less than its carrying amount.
Leases
The Company classifies and accounts for leases as either operating or capital, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as capital leases. All other leases are classified as operating leases.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

2. Summary of significant accounting policies and basis of presenting financial statements, continued
Intangible assets
Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
Intellectual property right	5-10 years
Port facilities usage rights	1-75 years
Other intangibles	4-20 years
The Company has estimated useful life of Port facilities usage rights for the period that the Company has been granted to use the Port facilities exclusively in accordance with an agreement with the Government office.
Discounts on debentures
Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.
Accrued severance benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment at the end of the reporting period. The Company has partially funded the accrued severance benefits through group severance insurance and the amounts funded under these insurance deposits are classified as a deduction from the accrued severance benefits liability.
Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances for employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be paid to the employees when they leave the Company and is accordingly reflected in the accompanying non-consolidated statements of financial position as a reduction of the retirement and severance benefits liability. However, due to a regulation effective April 1999, such transfers to the National Pension Fund are no longer required.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

2. Summary of significant accounting policies and basis of presenting financial statements, continued
Valuation of receivables at present value
When the difference between the carrying value of receivables and the present value of future cash flows is material arising from variation of the terms of receivables (the principle, interest rate or term), either through a court order, such as a reorganization, or by mutual agreement, future cash flows expected to be earn are valued at their present value using an appropriate discount rate. The present value discounts are recovered using the effective interest rate method and are recognized as interest income.
Foreign Currency Translation
Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates of exchange in effect at the end of the reporting period, and the resulting translation gains and losses are recognized in current operations.
Derivatives
All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The resulting changes in fair value of derivative instruments are recognized either in the income statement or shareholders’ equity, depending on whether the derivative instruments qualify as a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The resulting changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in the shareholders’ equity as accumulated other comprehensive income and expense.
An embedded derivative instrument is separated from the host contract and accounted for as a derivative instrument when the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract and a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to derivative accounting.
Provisions and contingent liabilities
When there is a probability that an outflow of economic benefit will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, only disclosure regarding the contingent liability is made in the notes to the financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

2. Summary of significant accounting policies and basis of presenting financial statements, continued
Treasury stock
In accordance with the cost method, the acquisition cost of the Company’s treasury stocks are recorded as an adjustment to shareholders’ equity. Gain on disposal of treasury stock is recorded as other capital surplus and loss on disposal of treasury stock is first deducted from the gain on disposal of treasury stock recorded in other capital surplus, recording the balance as capital adjustments and then offset against retained earnings in accordance with the order of disposition of deficit.
Sale of receivables
The Company sells or discounts certain amounts or notes receivable to financial institutions and accounts for these transactions as a sale if the rights and obligations relating to the receivables sold are substantially transferred to the buyers. The losses from the sale of the receivables are charged to operations as incurred.
Income tax and deferred income tax
Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted.
Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period.
A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Use of Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, disclosures of contingent liabilities and others, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

3. Cash and Cash Equivalents, and Financial Instruments
Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2009 and 2008 are as follows:

	Annual Interest
(in millions of Won)	Rate (%)	2009		2008

Cash and cash equivalents
Checking accounts	—	~~W~~	817	1,356
Money market deposit accounts	2.30 ~ 3.00		245,500	241,000
Time deposits	3.25 ~ 3.50		70,000	560,000
Time deposits in foreign currency	0.17 ~ 1.14		310,465	139,331

		~~W~~	626,782	941,687

Short-term financial instruments
Ordinary deposits (*1)	—		10,667	5,887
Time deposits	1.60 ~ 4.45		2,850,000	910,000
Certificates of deposit	1.60 ~ 4.80		2,370,000	490,000
Repurchase agreement	3.51 ~ 4.44		290,000	60,000
Specified money in trust	—		60,927	58,711

		~~W~~	5,581,594	1,524,598

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	~~W~~	40	40

(*1)	In relation to projects outsourced to the Company by the Korea Government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

4. Accounts and Notes Receivable
     (a) Accounts and notes receivable and their respective allowance for doubtful accounts as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Trade accounts and notes receivable	~~W~~	2,695,161	3,232,490
Less: Allowance for doubtful accounts		(11,252)	(3,811)

	~~W~~	2,683,909	3,228,679

Other accounts receivable	~~W~~	137,560	290,015
Less: Allowance for doubtful accounts		(10,618)	(11,714)

	~~W~~	126,942	278,301

Long-term trade accounts receivable	~~W~~	1,875	4,353
Less: Allowance for doubtful accounts		(568)	(199)

	~~W~~	1,307	4,154

     (b) Accounts stated at present value under long-term deferred payment terms are as follows:
(in millions of Won)

	Interest						Discount at
Company	Rate (%)	Preiod	Face Value		Present Value		Present Value
BNG Steel Co., Ltd.	8.62	Apr. 01, 2010	~~W~~	4,680	~~W~~	4,608	~~W~~	72
DK Dongsin Co., Ltd.	4.65	Apr. 30, 2011		6,609		6,401		208

			~~W~~	11,289	~~W~~	11,009	~~W~~	280

(*)	Discount at present value is presented as allowance for doubtful accounts. Bad debt expense arising from a reduction in the present value of the future cash flow for the year ended December 31, 2009 and 2008 amounted to ~~W~~ 5 million and ~~W~~ 613 million, respectively. Interest income recovered for the year ended December 31, 2009 and 2008 amounted to ~~W~~ 1,036 million and ~~W~~ 2,304 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

5. Inventories
     Inventories as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Finished goods	~~W~~	344,192	1,194,588
By-products		4,281	16,034
Semi-finished goods		843,720	1,542,922
Raw materials		696,492	1,644,500
Fuel and materials		405,003	428,466
Materials-in-transit		702,807	1,592,502
Others		522	592

		2,997,017	6,419,604
Less: Provision for valuation loss		(691)	(4,003)

	~~W~~	2,996,326	6,415,601

6. Trading Securities
     Trading securities as of December 31, 2009 and 2008 are as follows:

	2009						2008
(in millions of Won)	Acqusition		Fair Value		Book Value		Book Value

Beneficiary certificates	~~W~~	500,000	~~W~~	505,811	~~W~~	505,811	~~W~~	1,236,185

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

7. Investment Securities
     Investment securities as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008
Available-for-sale securities
Marketable equity securities	~~W~~	3,650,351	2,818,507
Non-marketable equity securities		767,174	761,644
Investments in bonds		125,125	—
Investments in capital		500	500

		4,543,150	3,580,651
Less: Current portion		(20,230)	—

		4,522,920	3,580,651

Held-to-maturity securities		51,675	51,553
Less: Current portion		(20,000)	(20,000)

		31,675	31,553

Equity method accounted investments		5,633,218	5,013,735

	~~W~~	10,187,813	8,625,939

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

     Available-for-sales securities
     (a) Investments in marketable equity securities as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009								2008
	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value		Value

SK Telecom Co., Ltd. (*1)	4,372,096	5.41	~~W~~	1,222,528	~~W~~	743,845	~~W~~	743,845	~~W~~	891,835
Hana Financial Group Inc.	4,663,776	2.20		29,998		153,438		153,438		90,943
Hyundai Heavy Industries	1,477,000	1.94		343,505		256,260		256,260		294,661
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		2,575		2,575		1,596
HISteel Co., Ltd.	135,357	9.95		1,609		1,895		1,895		1,766
Moonbae Steel Co., Ltd.	1,849,380	9.02		3,588		5,419		5,419		3,921
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.45		3,911		1,877		1,877		1,400
Korea Line Corporation	—	—		—		—		—		14,347
Shinhan Financial Group Co.,Ltd.	4,369,881	0.92		228,778		188,779		188,779		113,326
SeAH Steel Corporation	610,103	10.17		18,792		22,055		22,055		23,490
Union Steel Co., Ltd.	1,005,000	9.80		40,212		22,110		22,110		14,472
Hanjin Shipping Co., Ltd.	57,226	0.08		2,354		1,185		1,185		1,236
Hanjin Shipping Holdings Co.,Ltd.	11,033	0.08		298		151		151		—
KB Financial Group Inc.	13,115,837	3.39		574,524		783,015		783,015		282,402
LG Powercom Corporation (*2)	3,600,000	2.70		153,000		21,924		21,924		23,400
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		1,128,734		1,128,734		963,486
Thainox Stainless Public Company Limited	1,200,000,000	15.00		42,301		67,658		67,658		40,299
MacArthur Coal Limited (*3)	21,215,700	8.34		420,805		249,431		249,431		55,927

			~~W~~	3,808,238	~~W~~	3,650,351	~~W~~	3,650,351	~~W~~	2,818,507

(*1)	Certain portion of SK Telecom Co., Ltd. shares has been pledged as collateral. (note 10).

(*2)	In January 2010, LG Powercom Corporation’s stocks were exchanged with LG TeleCom, Ltd.’s by merger and accordingly, the differences between the fair values and the acquisition costs amounting to ~~W~~ 131,076 million were recognized as impairment losses.

(*3)	In the prior year, the Company recognized the excess of the acquisition cost of MacArthur Coal Limited over the fair value at the acquisition date amounting to ~~W~~ 96,785 million as impairment losses.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(b)	Investments in non-marketable equity securities as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009						2008
	Number of	Percentage of	Acquisition		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value

Nacional Minerios S.A. (formerly, Big Jump Energy Participacoes S.A) (*1)	30,784,625	6.48	~~W~~	668,636	~~W~~	535,357	~~W~~	667,824
THE SIAM UNITED STEEL (*1)	11,071,000	12.30		34,658		65,135		58,367
POSCO Maharashtra Steel Private Limited (*2)	1,138,500	100.00		63,872		63,872		—
POSCO-Turkey Nilufer Processing Center Co., Ltd. (*2,3)	—	100.00		19,983		19,983		—
POSCO (Liaoning) Automotive Processing Center Co., Ltd. (*2,3)	—	90.00		16,952		16,952		—
POSCO India Chennai Steel Processing Centre	—	100.00		14,925		14,925		—
POSCOAST Co., Ltd. (formerly, Taihan ST Co., Ltd.) (*4)	—	—		—		—		13,930
Others (*5)	—	—		66,240		50,950		21,523

			~~W~~	885,266	~~W~~	767,174	~~W~~	761,644

(*1)	The fair value of those investments was based on the valuation report of a public rating services company. Except for those investments, other investments are recorded at cost since their fair values are not readily determinable.

(*2)	Those investments were not accounted for using the equity method as their total assets were under ~~W~~ 10,000 million as of December 31, 2008 and they are also small sized entities or under construction.

(*3)	No shares have been issued in accordance with the local laws or regulations.

(*4)	This investment was reclassified to equity method accounted investments from available-for-sale securities, since the Company has significant influence on investees through additional acquisition of shares in current year.

(*5)	Impairment losses related to others amounted to ~~W~~ 50 million in the current year, and the accumulated impairment losses as of December 31, 2008 were ~~W~~ 15,240 million.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(c)	Investments in bonds as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009							2008
		Acquisition		Fair		Book		Book
	Maturity	Cost		Value		Value		Value

Current bonds
Industrial financial debentures	Less than 1 year	~~W~~	20,423	~~W~~	20,230	~~W~~	20,230	~~W~~	—

Non-current bonds
Government bonds	1-5 years		4,839		4,317		4,317		—
Industrial financial debentures	1-5 years		100,383		100,578		100,578		—

			105,222		104,895		104,895		—

		~~W~~	125,645	~~W~~	125,125	~~W~~	125,125	~~W~~	—

(d)	Investments in capital as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009				2008
	Acquisition Cost		Book Value		Book Value

Purunichildcare	~~W~~	500	~~W~~	500	~~W~~	500

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(e)	Available-for-sale securities are stated at fair value, and the difference between the acquisition cost and fair value are accounted for in the capital adjustment account. The movements of such differences for the years ended December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009						2008
	Beginning		Increase		Ending		Beginning		Increase		Ending
Company	Balance		(Decrease)		Balance		Balance		(Decrease)		Balance

Marketable equity securities

SK Telecom Co., Ltd.	~~W~~	(247,137)	~~W~~	(126,237)	~~W~~	(373,374)	~~W~~	(98,383)	~~W~~	(148,754)	~~W~~	(247,137)
Hana Financial Group Inc.		47,537		48,746		96,283		148,666		(101,129)		47,537
Hyundai Heavy Industries		(38,098)		(29,954)		(68,052)		224,798		(262,896)		(38,098)
Hanil Iron & Steel Co., Ltd.		(809)		763		(46)		2,464		(3,273)		(809)
HI Steel Co., Ltd.		123		100		223		595		(472)		123
Munbae Steel Co., Ltd.		90		1,168		1,258		3,365		(3,275)		90
Dong Yang Steel Pipe Co., Ltd.		(1,958)		372		(1,586)		(782)		(1,176)		(1,958)
Korea Line Corporation		4,898		(4,898)		—		20,155		(15,257)		4,898
Shinhan Financial Group Co.,Ltd.		(82,790)		51,591		(31,199)		(11,114)		(71,676)		(82,790)
Seah Steel Corporation		3,664		(1,119)		2,545		5,246		(1,582)		3,664
Union Steel		(20,077)		5,958		(14,119)		(12,031)		(8,046)		(20,077)
Hanjin Shipping Co., Ltd.		(1,105)		69		(1,036)		—		(1,105)		(1,105)
Hanjin Shipping Holdings Co.,Ltd.		—		10		10		—		—		—
KB Financial Group Inc.		(13,843)		176,467		162,624		—		(13,843)		(13,843)
LG Powercom Corporation		(101,088)		101,088		—		(72,232)		(28,856)		(101,088)
Nippon Steel Corporation		190,214		128,893		319,107		474,780		(284,566)		190,214
Thainox Stainless Public Company Limited		(1,562)		21,341		19,779		2,858		(4,420)		(1,562)
Macarthur Coal Limited		(209,113)		150,934		(58,179)		—		(209,113)		(209,113)

		(471,054)		525,292		54,238		688,385		(1,159,439)		(471,054)

Non-marketable equity securities

THE SIAM UNITED STEEL		18,492		5,279		23,771		—		18,492		18,492
Nacional Minerios S.A. (formerly, Big Jump Energy Participacoes S.A)		—		(103,957)		(103,957)		—		—		—
Investments in bonds, etc.		—		(95)		(95)		—		—		—

		18,492		(98,773)		(80,281)		—		18,492		18,492

	~~W~~	(452,562)	~~W~~	426,519	~~W~~	(26,043)	~~W~~	688,385	~~W~~	(1,140,947)	~~W~~	(452,562)

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

Held-To-Maturity Securities
(a)	Held-to-maturity securities as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009					2008
		Acquisition		Book		Book
	Maturity	Cost		Value		Value

Current portion of held-to-maturity securities
Government bonds and others	Less than 1 year	~~W~~	20,000	~~W~~	20,000	~~W~~	20,000

Held-to-maturity securities
Government bonds and others (*1)	1 ~ 5 years		31,090		31,675		31,553

		~~W~~	51,090	~~W~~	51,675	~~W~~	51,553

(*1)	The Company provided government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp, amounting to ~~W~~ 29,749 million and ~~W~~ 1,926 million, respectively, to the Gyeongsangbuk-Do Province Office as guarantee for environmental remediation of POSCO No. 4 disposal site.
(b)	Total interest income earned from investment securities amounted to ~~W~~ 4,835 million and ~~W~~ 6,990 million for the years ended December 31, 2009 and 2008, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

Equity Method Accounted Investments
(a)	Equity method accounted investments as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009								2008
	Number of	Percentage of	Acqusition		Net Asset		Book		Book
Investees (*1)	Shares	Ownership (%)	Cost		Value		Value		Value

Domestic
POSCO E&C Co., Ltd.	27,281,080	89.53	~~W~~	365,789	~~W~~	1,675,591	~~W~~	1,063,089	~~W~~	864,030
Posteel Co., Ltd.	17,155,000	95.31		113,393		442,376		421,927		319,914
POSCON Co., Ltd.	3,098,610	88.04		49,822		164,525		70,990		49,099
POSCO Coated & Color Steel Co., Ltd.	3,412,000	56.87		82,017		114,441		108,421		103,912
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		53,450		24,276		30,824
POSCO ICT Co., Ltd. (*2) (formerly, POSDATA Co., Ltd.)	50,440,720	61.85		52,749		11,603		—		39,544
POSCO Research Institute	3,800,000	100.00		19,000		23,598		23,553		23,356
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		29,927		29,928		27,957
POSCO Architects & consultants Co., Ltd.	300,000	100.00		1,743		41,910		17,734		14,838
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		629,043		628,842		564,515
POSTECH Venture Capital Corp.	5,700,000	95.00		28,500		33,780		33,779		33,059
POSCO Refractories & Environment Co., Ltd.	3,544,200	60.00		41,210		112,505		100,535		74,329
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		23,672		23,674		19,681
POSMATE Co., Ltd	214,286	30.00		7,233		12,686		12,270		10,436
Samjung Packing & Aluminum Co., Ltd. (*3)	270,000	9.00		2,781		6,581		5,989		4,035
POSCO Power Corp.	40,000,000	100.00		597,170		623,273		649,148		619,037
SNNC Co., Ltd	18,130,000	49.00		90,650		106,383		100,655		67,410
PNR Corporation	5,467,686	70.00		27,338		25,719		25,720		27,498
POSCOAST Co., Ltd. (*4) (formerly, Taihan ST Co., Ltd.)	3,400,000	85.00		70,085		81,064		75,603		—
POSCO E&E Co., Ltd.	3,480,000	100.00		17,400		17,303		17,303		—
Others	—	—		19,300		32,233		19,430		17,541

				1,904,390		4,261,663		3,452,866		2,911,015

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(in millions of Won)	2009								2008
	Number of	Percentage of	Acqusition		Net Asset		Book		Book
Investees (*1)	Shares	Ownership (%)	Cost		Value		Value		Value

Overseas
POSCO America Corporation	367,572	99.45		312,961		131,492		113,510		133,944
POSCO Australia Pty. Ltd.	761,775	100.00		37,352		231,089		330,623		165,573
POSCO Asia Co., Ltd.	9,360,000	100.00		7,425		32,244		32,189		29,158
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*5)	—	58.60		234,204		291,828		283,845		323,170
Guangdong Pohang Coated. Steel Co., Ltd. (*5)	—	87.04		45,503		35,852		31,299		20,901
POSCO (Thailand) Co., Ltd.	12,721,734	85.62		39,677		27,620		25,945		32,934
KOBRASCO	2,010,719,185	50.00		32,950		98,944		98,962		60,429
POSCO Investment Co., Ltd.	5,000,000	100.00		53,189		83,232		85,521		91,303
Poschrome (Proprietary) Limited	21,675	25.00		4,859		15,284		15,090		9,575
Guangdong Xingpu Steel Center Co., Ltd. (*6)	—	—		—		—		—		2,669
POSCO-MKPC SDN.BHD.	25,269,900	44.69		12,574		18,232		17,550		18,037
PT. Posmi Steel Indonesia (*3)	1,193	9.47		782		1,099		1,104		1,020
Qingdao Pohang Stainless Steel Co., Ltd. (*5)	—	70.00		71,463		68,570		65,982		75,888
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*5)	—	90.00		31,023		55,262		49,429		48,401
POSCO-China Holding Corp. (*5)	—	100.00		165,233		226,581		208,413		228,489
POSCO-Japan Co., Ltd.	90,438	100.00		55,004		82,934		68,436		65,457
POSCO-India Private Ltd.	450,000,000	100.00		110,287		108,538		108,538		54,651
POS-India Pune Steel Processing Centre Pvt. Ltd.	74,787,138	65.00		17,017		23,407		15,016		14,096
POSCO-Foshan Steel Processing Centre Pvt. Ltd. (*5)	—	39.60		9,408		13,502		12,985		12,971
Nickel Mining Company SAS	3,234,698	49.00		157,585		193,204		189,197		219,879
POSCO-Vietnam Co., Ltd. (*5)	—	85.00		198,578		169,452		154,691		232,647
POSCO-Mexico Co., Ltd.	1,304,955,672	84.67		117,950		74,166		62,581		103,485
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.	30,000	30.00		3,803		4,387		3,399		3,225
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd. (*5)	—	24.00		6,718		11,268		11,003		11,959
POSCO Vietnam Processing Center Co., Ltd. (*5)	—	80.00		14,914		12,215		11,425		6,234
POSCO (Chongqing) Automotive Processing Center Co., Ltd. (*5)	—	90.00		6,201		9,284		8,057		7,618
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*5)	—	25.00		61,961		56,961		63,865		92,064
POSCO-Malaysia SDN. BHD. (*7)	16,200,000	60.00		16,524		(16,213)		—		—
POSCO (Wuhu) Automotive Processing Center Co., Ltd. (*5)	—	68.57		10,026		13,203		11,533		11,955
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd. (*5,8)	—	30.00		1,608		1,480		1,276		—
POSCO VST Co., Ltd.	64,000,000	90.00		77,068		36,959		71,901		—
Others	—	—		30,128		33,780		26,987		24,988

				1,943,975		2,145,856		2,180,352		2,102,720

			~~W~~	3,848,365	~~W~~	6,407,519	~~W~~	5,633,218	~~W~~	5,013,735

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(*1)	Due to the difference in the closing schedule of investees’ financial statements, the Company used the unaudited or unreviewed financial statements of these companies as of December 31, 2009, when applying the equity method of accounting.

(*2)	The equity method of accounting has been suspended for investment in POSCO ICT Co., Ltd. as the Company’s net investments have been reduced to zero. Unrecorded changes in equity interest in POSCO ICT Co., Ltd. for the year ended December 31, 2009 was ~~W~~ 477 million.

(*3)	Equity method of accounting is applied as the Company has significant influence over investees directly or indirectly through its affiliates by owning more than 20% of outstanding shares of investees.

(*4)	This investment was reclassified to equity method accounted investments from available-for-sale securities, since the Company has significant influence on investees through additional acquisition of shares in current year.

(*5)	No shares have been issued in accordance with the local laws or regulations.

(*6)	Due to the sales of the interest previously owned by a subsidiary, the Company no longer has significant influence for Guangdong Xingpu Steel Center Co., Ltd. Therefore, the Company has reclassified it to available-for-sale securities from equity method accounted investments.

(*7)	The equity method of accounting has been suspended for investment in POSCO Malaysia SDN. BHD. as the Company’s net investments has been reduced to zero. Unrecorded changes in equity interest in POSCO Malaysia SDN. BHD. for the year ended December 31, 2009 was ~~W~~ 3,891 million and the accumulated unrecorded change in the interest prior to 2009 amounted to ~~W~~ 2,102 million.

(*8)	This investment was reclassified to equity method accounted investments from available-for-sale securities, since its total assets were greater than ~~W~~ 10,000 million as of December 31, 2008.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(b)	The valuations of equity method accounted investments as of and for the years ended December 31, 2009 and 2008 are as follows:

(in millions of Won)	Dec. 31, 2007		Equity method		Other Increase		Dec. 31, 2008		Equity method			Other Increase	Dec. 31, 2009
Investees	Book Value		Profits (Losses)		(Decrease) (*)		Book Value		Profits (Losses)			(Decrease) (*)	Book Value

Domestic
POSCO E&C Co., Ltd.	~~W~~	657,107	~~W~~	113,389	~~W~~	93,534	~~W~~	864,030	~~W~~	216,571	~~W~~	(17,512)	~~W~~	1,063,089
Posteel Co., Ltd.		283,509		26,262		10,143		319,914		65,851		36,162		421,927
POSCON Co., Ltd.		46,261		5,153		(2,315)		49,099		19,964		1,927		70,990
POSCO Coated & Color Steel Co., Ltd.		155,769		(37,209)		(14,648)		103,912		4,509		—		108,421
POSCO Machinery & Engineering Co., Ltd.		27,005		(341)		4,160		30,824		(5,720)		(828)		24,276
POSCO ICT Co., Ltd. (formerly, POSDATA Co., Ltd.)		95,191		(55,921)		274		39,544		(41,799)		2,255		—
POSCO Research Institute		23,196		160		—		23,356		197		—		23,553
Seung Kwang Co., Ltd.		28,916		(958)		(1)		27,957		1,971		—		29,928
POSCO Architects & Consultants Co., Ltd.		9,972		4,737		129		14,838		2,748		148		17,734
POSCO Specialty Steel Co., Ltd.		487,376		79,633		(2,494)		564,515		66,650		(2,323)		628,842
POSTECH Venture Capital Corp.		36,792		(2,117)		(1,616)		33,059		114		606		33,779
POSCO Refractories & Environment Co., Ltd.		74,627		1,806		(2,104)		74,329		28,885		(2,679)		100,535
POSCO Terminal Co., Ltd.		18,172		1,510		(1)		19,681		4,631		(638)		23,674
POSMATE Co., Ltd.		9,531		1,147		(242)		10,436		2,669		(835)		12,270
Samjung Packing & Aluminum Co., Ltd.		5,138		(76)		(1,027)		4,035		1,183		771		5,989
POSCO Power Corp.		618,048		17,381		(16,392)		619,037		27,036		3,075		649,148
SNNC Co., Ltd.		89,516		(22,106)		—		67,410		33,245		—		100,655
PNR Corporation		—		160		27,338		27,498		(1,778)		—		25,720
POSCOAST Co., Ltd. (formerly, Taihan ST Co., Ltd.)		—		—		—		—		5,518		70,085		75,603
POSCO E&E Co., Ltd.		—		—		—		—		(97)		17,400		17,303
Others		15,427		2,114		—		17,541		(4,471)		6,360		19,430

		2,681,553		134,724		94,738		2,911,015		427,877		113,974		3,452,866

Overseas
POSCO America Corporation		86,093		(24,034)		71,885		133,944		(19,938)		(496)		113,510
POSCO Australia Pty. Ltd.		199,968		79,065		(113,460)		165,573		26,029		139,021		330,623
POSCO Asia Co., Ltd.		19,380		1,493		8,285		29,158		5,495		(2,464)		32,189
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*5)		338,703		(78,675)		63,142		323,170		(17,344)		(21,981)		283,845
Guangdong Pohang Coated. Steel Co., Ltd. (*5)		17,313		(20,086)		23,674		20,901		11,271		(873)		31,299
POSCO (Thailand) Co., Ltd.		9,696		(10,664)		33,902		32,934		(6,682)		(307)		25,945
KOBRASCO		40,509		40,606		(20,686)		60,429		21,206		17,327		98,962
POSCO Investment Co., Ltd.		67,036		1,596		22,671		91,303		641		(6,423)		85,521
Poschrome (Proprietary) Limited		5,056		7,959		(3,440)		9,575		3,197		2,318		15,090

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(in millions of Won)	Dec. 31, 2007			Equity method	Other Increase		Dec. 31, 2008		Equity method		Other Increase		Dec. 31, 2009
Investees	Book Value			Profits (Losses)	(Decrease) (*)		Book Value		Profits (Losses)		(Decrease) (*)		Book Value

Guangdong Xingpu Steel Center Co., Ltd. (*6)		1,454		452		763		2,669		—		(2,669)		—
POSCO-MKPC SDN.BHD.		4,587		704		12,746		18,037		621		(1,108)		17,550
PT. Posmi Steel Indonesia (*3)		803		101		116		1,020		(10)		94		1,104
Qingdao Pohang Stainless Steel Co., Ltd. (*5)		51,257		(21,747)		46,378		75,888		(4,742)		(5,164)		65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*5)		30,181		3,522		14,698		48,401		5,375		(4,347)		49,429
POSCO-China Holding Corp. (*5)		173,158		(29,964)		85,295		228,489		(3,728)		(16,348)		208,413
POSCO-Japan Co., Ltd.		45,878		(15,712)		35,291		65,457		13,975		(10,996)		68,436
POSCO-India Private Ltd.		49,386		105		5,160		54,651		—		53,887		108,538
POS-India Pune Steel Processing Centre Pvt. Ltd.		12,160		(7,303)		9,239		14,096		2,336		(1,416)		15,016
POSCO-Foshan Steel Processing Centre Pvt. Ltd. (*5)		8,545		648		3,778		12,971		1,063		(1,049)		12,985
Nickel Mining Company SAS		200,622		(37,608)		56,865		219,879		(4,335)		(26,347)		189,197
POSCO-Vietnam Co., Ltd. (*5)		146,421		(8,082)		94,308		232,647		(48,542)		(29,414)		154,691
POSCO-Mexico Co., Ltd.		21,078		(15,634)		98,041		103,485		(40,694)		(210)		62,581
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.		—		(1,010)		4,235		3,225		376		(202)		3,399
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd. (*5)		7,128		1,496		3,335		11,959		(96)		(860)		11,003
POSCO Vietnam Processing Center Co., Ltd. (*5)		7,893		(3,417)		1,758		6,234		(415)		5,606		11,425
POSCO (Chongqing) Automotive Processing Center Co., Ltd. (*5)		—		(1,321)		8,939		7,618		1,162		(723)		8,057
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*5)		63,238		5,339		23,487		92,064		(23,603)		(4,596)		63,865
POSCO-Malaysia SDN. BHD. (*7)		—		(16,524)		16,524		—		(1,000)		1,000		—
POSCO (Wuhu) Automotive		—		(286)		12,241		11,955		607		(1,029)		11,533
POSCO SAMSUNG Suzhou Steel		—		—		—		—		(1,133)		2,409		1,276
POSCO VST Co., Ltd.		—		—		—		—		(3,999)		75,900		71,901
Others		24,163		(9,091)		9,916		24,988		5,059		(3,060)		26,987

		1,631,706		(158,072)		629,086		2,102,720		(77,848)		155,480		2,180,352

	~~W~~	4,313,259	~~W~~	(23,348)	~~W~~	723,824	~~W~~	5,013,735	~~W~~	350,029	~~W~~	269,454	~~W~~	5,633,218

(*)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, changes in capital adjustments arising from equity method accounted investments and others. In 2009, the changes in investment securities are primarily due to acquisitions or disposals and dividend received amounted to ~~W~~ 239,946 million and ~~W~~ 30,711 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(c)	Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee for the years ended December 31, 2009 and 2008 are as follows:

(in millions of Won)	Dec 31, 2007		Increase		Amortization		Dec 31, 2008		Increase		Amortization		Dec 31, 2009
Investees	Balance		(Decrease)		(Recovery)		Balance		(Decrease)		(Recovery)		Balance

POSMATE Co., Ltd.	~~W~~	(391)	~~W~~	—	~~W~~	(156)	~~W~~	(235)	~~W~~	—	~~W~~	(156)	~~W~~	(79)
Samjung Packing & Aluminum Co., Ltd.		(1,065)		—		(426)		(639)		—		(426)		(213)
POSCO Power Corp.		68,906		—		21,203		47,703		—		21,203		26,500
SNNC Co., Ltd.		188		—		42		146		—		42		104
POSCOAST Co., Ltd. (formerly, Taihan ST Co., Ltd.)		—		—		—		—		(11,468)		(1,360)		(10,108)
POSCO America Corporation		95		—		95		—		—		—		—
Guangdong Pohang Coated Steel Co., Ltd.		(3)		—		(3)		—		—		—		—
PT POSMI Steel Indonesia		9		—		3		6		—		3		3
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.		—		243		243		—		—		—		—
POSCO (Chongqing) Automotive Processing Center Co., Ltd.		—		(86)		(86)		—		—		—		—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		12,249		—		2,672		9,577		—		2,673		6,904
POSCO Malaysia SDN BHD		—		12,406		2,274		10,132		—		2,481		7,651
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		—		(3)		—		(3)		—		(1)		(2)
POSCO VST Co., Ltd.		—		—		—		—		39,594		2,640		36,954

	~~W~~	79,988	~~W~~	12,560	~~W~~	25,861	~~W~~	66,687	~~W~~	28,126	~~W~~	27,099	~~W~~	67,714

(d)	Details on changes in unrealized profit from intercompany transactions for the years ended December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Allowance for doubtful accounts	~~W~~	2,539	3,201
Inventories		147,400	(191,698)
Property, plant and equipment and intangible assets		(64,195)	(50,938)

	~~W~~	85,744	(239,435)

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(e)	Market values of equity method accounted investments in marketable equity securities as of December 31, 2009 and 2008 are as follows:

(in millions of Won except per share information)	2009
Investees	Number of Shares	Share Price		Fair Value		Book Value

POSCO Coated & Color Steel Co., Ltd.	3,412,000	~~W~~	24,300	~~W~~	82,912	~~W~~	108,421
POSCO ICT Co., Ltd. (formerly, POSDATA Co., Ltd.)	5,044,072		6,530		32,938		—
POSCO Refractories & Environment Co., Ltd.	3,544,200		50,100		177,564		100,535
Samjung Packing & Aluminum Co., Ltd.	270,000		19,950		5,387		5,989

(in millions of Won except per share information)	2008
Investees	Number of Shares	Share Price		Fair Value		Book Value

POSCO Coated & Color Steel Co., Ltd.	3,412,000	~~W~~	16,600	~~W~~	56,639	~~W~~	103,912
POSCO ICT Co., Ltd. (formerly, POSDATA Co., Ltd.)	50,440,720		4,450		224,461		39,544
POSCO Refractories & Environment Co., Ltd.	3,544,200		35,900		127,237		74,329
Samjung Packing & Aluminum Co., Ltd.	270,000		13,700		3,699		4,036
(f)	A summary of financial information on equity method investees as of and for the year ended December 31, 2009 is as follows:
(in millions of Won)
Investees	Total Assets		Total Liabilities		Net Assets (*)		Sales		Net Income

Domestic
POSCO E&C Co., Ltd.	~~W~~	4,437,612	~~W~~	2,565,975	~~W~~	1,871,637	~~W~~	6,678,534	~~W~~	304,857
Posteel Co., Ltd.		747,422		271,631		475,791		1,626,886		(13,923)
POSCON Co., Ltd.		379,446		194,894		184,552		524,570		21,460
POSCO Coated & Color Steel Co., Ltd.		460,030		209,870		250,160		703,476		(19,245)
POSCO Machinery & Engineering Co., Ltd.		106,758		53,308		53,450		303,644		(3,329)
POSCO ICT Co., Ltd. (formerly,POSDATA Co., Ltd.)		300,123		248,382		51,741		378,320		(70,811)
POSCO Research Institute		26,341		2,743		23,598		19,662		226
Seung Kwang Co., Ltd.		77,764		34,629		43,135		15,647		3,190
POSCO Architects & Consultants Co., Ltd.		57,234		15,324		41,910		77,879		4,452
POSCO Specialty Steel Co., Ltd.		979,836		350,793		629,043		1,272,007		64,658
POSTECH Venture Capital Corp.		36,341		783		35,558		1,309		120

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(in millions of Won)
Investees	Total Assets	Total Liabilities	Net Assets (*)	Sales	Net Income

POSCO Refractories & Environment Co., Ltd.	270,749	88,339	182,410	574,400	32,361
POSCO Terminal Co., Ltd.	53,423	7,008	46,415	54,593	8,763
POSMATE Co., Ltd.	62,284	19,999	42,285	74,824	6,478
Samjung Packing & Aluminum Co., Ltd.	162,166	93,432	68,734	303,350	4,089
POSCO Power Corp.	1,717,131	1,102,033	615,098	508,697	59,517
SNNC Co., Ltd.	506,202	286,251	219,951	368,349	85,702
PNR Corporation	36,742	—	36,742	—	(2,798)
POSCOAST Co., Ltd. (formerly, Taihan ST Co., Ltd.)	207,875	112,506	95,369	215,860	4,696
POSCO E&E Co., Ltd.	17,303	—	17,303	—	(97)

Overseas
POSCO America Corporation	264,167	120,505	143,662	230,820	(20,470)
POSCO Australia Pty. Ltd.	611,945	283,114	328,831	90,219	46,929
POSCO Asia Co., Ltd.	185,117	153,988	31,129	1,370,147	2,138
Zhangjiagang Pohang Stainless Steel Co., Ltd.	1,330,788	756,569	574,219	1,843,902	(17,921)
Guangdong Pohang Coated. Steel Co., Ltd.	99,195	58,006	41,189	146,556	5,961
POSCO (Thailand) Co., Ltd.	120,768	88,510	32,258	161,197	(4,734)
KOBRASCO	273,311	75,424	197,887	42,415	25,746
POSCO Investment Co., Ltd.	483,727	395,898	87,829	16,385	2,023
Poschrome (Proprietary) Limited	71,241	10,104	61,137	48,411	8,889
POSCO-MKPC SDN.BHD.	96,518	55,717	40,801	106,443	479
PT.Posmi Steel Indonesia	58,908	47,300	11,608	81,089	494
Qingdao Pohang Stainless Steel Co., Ltd.	249,028	138,304	110,724	399,611	(13,778)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	163,487	102,085	61,402	298,586	10,354
POSCO-China Holding Corp.	276,583	45,430	231,153	130,800	(3,256)
POSCO-Japan Co., Ltd.	606,551	509,613	96,938	885,635	1,695
POSCO-India Private Ltd.	113,336	476	112,860	—	—
POSCO India Pune Steel Processing Centre Pvt. Ltd.	137,615	101,603	36,012	115,912	3,516
POSCO-Foshan Steel Processing Centre Pvt. Ltd.	95,182	61,085	34,097	459,522	3,049
Nickel Mining Company SAS	570,556	125,886	444,670	106,632	(20,761)
POSCO-Vietnam Co., Ltd.	208,784	—	208,784	87,865	(37,728)
POSCO-Mexico Co., Ltd.	372,713	268,949	103,764	82,870	(17,683)
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.	48,260	33,636	14,624	69,765	2,824
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.	122,646	70,155	52,491	130,245	6,259
POSCO Vietnam Processing Center Co., Ltd.	38,255	22,986	15,269	47,746	(21)
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	69,869	59,554	10,315	81,921	1,203
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	948,415	720,570	227,845	1,140,997	(46,709)
POSCO-Malaysia SDN. BHD.	62,502	89,524	(27,022)	77,678	(2,047)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	58,188	38,934	19,254	88,006	2,295
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.	26,876	21,943	4,933	41,740	398
POSCO VST Co., Ltd.	105,542	64,476	41,066	87,926	(9,640)

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(*)	The effects of the changes in the accounting principles and estimates of equity method investees when applying equity method for the year ended December 31, 2009 are as follows:

(in millions of Won)
		Net Assets				Net Assets
	Reasons for	before		Adjustment		after
Investees	Changes	Adjustment		Amount		Adjustment

Domestic

Posteel Co., Ltd.	Capitalized costs and others	~~W~~	453,456	~~W~~	(11,080)	~~W~~	442,376
POSCON Co., Ltd.	Depreciation method		162,471		2,054		164,525
POSCO Coated & Color Steel Co., Ltd.	Capitalized costs		142,258		(27,817)		114,441
POSCO ICT Co., Ltd. (formerly, POSDATA Co., Ltd.)	Assets revaluation		32,003		(20,400)		11,603
POSCO Refractories & Environment Co., Ltd.	Depreciation method		109,446		3,059		112,505
Samjung Packing & Aluminum Co., Ltd.	Depreciation method		6,186		395		6,581
POSCO Power Corp.	Capitalized costs and others		615,098		8,175		623,273
SNNC Co., Ltd.	Capitalized costs		107,776		(1,393)		106,383

Overseas
POSCO America Corporation	Non-application of equity method		142,868		(11,376)		131,492
POSCO Australia Pty. Ltd.	Non-application of equity method and others		328,831		(97,742)		231,089
POSCO Asia Co., Ltd.	Non-application of equity method and others		31,129		1,115		32,244
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Depreciation method and others		336,493		(44,665)		291,828
POSCO Investment Co., Ltd.	Provision for allowance for doubtful accounts		87,829		(4,597)		83,232
Qingdao Pohang Stainless Steel Co., Ltd.	Depreciation method and others		77,507		(8,937)		68,570
POSCO-China Holding Corp.	Non-application of equity method		231,153		(4,572)		226,581
POSCO-Japan Co., Ltd.	Non-application of equity method		96,939		(14,005)		82,934
POSCO-India Private Ltd.	Organization costs		112,860		(4,322)		108,538
Nickel Mining Company SAS	Organization costs and others		217,889		(24,685)		193,204
POSCO-Vietnam Co., Ltd.	Capitalized costs		177,476		(8,024)		169,452
POSCO-Mexico Co., Ltd.	Capitalized costs		87,858		(13,692)		74,166
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.	Government grants		12,598		(1,330)		11,268

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

8. Property, Plant and Equipment
(a)	Property, plant and equipment as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Buildings and structures	~~W~~	6,634,738	6,334,513
Machinery and equipment		28,119,425	26,125,355
Tools		146,097	140,634
Vehicles		172,312	169,683
Furniture and fixtures		183,807	173,878
Capital lease assets		11,466	11,466

		35,267,845	32,955,529
Less: Accumulated depreciation		(23,425,832)	(22,038,647)

		11,842,013	10,916,882
Construction-in-progress		3,841,712	2,640,730
Land		961,869	908,306

	~~W~~	16,645,594	14,465,918

(b)	Changes in property, plant and equipment for the years ended December 31, 2009 and 2008 are as follows:

	Beginning										Ending
(in millions of Won)	Balance		Acquisition (*1)		Disposal		Depreciation		Others (*2)		Balance

Land	~~W~~	908,306	~~W~~	51,692	~~W~~	—	~~W~~	—	~~W~~	1,871	~~W~~	961,869
Buildings		1,978,609		198,670		(2,330)		(175,507)		(932)		1,998,510
Structures		1,490,098		103,342		(6,219)		(123,655)		16,354		1,479,920
Machinery and equipment		7,346,339		2,640,058		(14,812)		(1,684,717)		(16,436)		8,270,432
Vehicles		20,302		5,396		(15)		(8,886)		6		16,803
Tools		17,317		9,230		(72)		(9,731)		(7)		16,737
Furniture and fixtures		54,025		14,177		(20)		(18,130)		5		50,057
Capital lease assets		10,192		—		—		(637)		—		9,555
Construction-in-progress		2,640,730		4,228,840		—		—		(3,027,859)		3,841,711

	~~W~~	14,465,918	~~W~~	7,251,405	~~W~~	(23,468)	~~W~~	(2,021,263)	~~W~~	(3,026,998)	~~W~~	16,645,594

(*1)	Includes acquisition cost transferred from construction-in-progress in relation to the expansion of Pohang transporting plates and others amounting to ~~W~~ 3,022,565 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets and other property, plant and equipment.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

	Beginning						Depreciation				Ending
(in millions of Won)	Balance		Acquisition (*1)		Disposal		(*2)		Others (*3)		Balance

Land	~~W~~	860,350	~~W~~	69,379	~~W~~	(21,141)	~~W~~	—	~~W~~	(282)	~~W~~	908,306
Buildings		2,019,902		138,650		(9,005)		(168,458)		(2,480)		1,978,609
Structures		1,473,696		138,071		(5,069)		(117,827)		1,227		1,490,098
Machinery and equipment		7,508,093		1,370,440		(20,959)		(1,510,333)		(902)		7,346,339
Vehicles		28,729		2,056		(322)		(10,161)		—		20,302
Tools		19,790		9,765		(37)		(12,201)		—		17,317
Furniture and fixtures		38,119		32,768		(80)		(16,711)		(71)		54,025
Capital lease assets		10,829		—		—		(637)		—		10,192
Construction-in-progress		1,242,141		3,172,009		—		—		(1,773,420)		2,640,730

	~~W~~	13,201,649	~~W~~	4,933,138	~~W~~	(56,613)	~~W~~	(1,836,328)	~~W~~	(1,775,928)	~~W~~	14,465,918

(*1)	Includes acquisition cost transferred from construction-in-progress amounting to ~~W~~ 1,761,129 million.

(*2)	Includes depreciation expense of temporarily idle assets due to routine maintenance.

(*3)	Represent assets transferred from construction-in-progress to intangible assets and other property, plant and equipment.
(c)	The value of the land based on the posted price issued by the Korean tax authority amounted to ~~W~~ 3,347,426 million and ~~W~~ 3,134,715 million as of December 31, 2009 and 2008, respectively.
(d)	In 2007, the Company entered into a capital lease contract with Ilshin Shipping Co., Ltd. acquiring a ro-ro ship for the exclusive use of transporting plates. As of December 31, 2009, future minimum lease payments under such a capital lease are as follows:

	Minimum
(in millions of Won)	Lease Payments

Less than 1 year	~~W~~	1,023
1~5 year		4,591
Over 5 year		5,508

		11,122

(e)	As of December 31, 2009 and 2008, property, plant and equipment are insured against fire and other casualty losses for up to ~~W~~ 11,617,320 million and ~~W~~ 9,648,958 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

9. Intangible Assets
(a)	The changes in the carrying value of intangible assets for the years ended December 31, 2009 and 2008 are as follows:

	2009
	Beginning		Increase						Ending
(in millions of Won)	Balance		(Decrease)		Amortization		Others		Balance

Intellectual property rights	~~W~~	2,479	~~W~~	971	~~W~~	(355)	~~W~~	(67)	~~W~~	3,028
Port facilities usage rights		116,554		1,680		(18,090)		—		100,144
Other intangible assets		51,062		17,440		(19,840)		(5)		48,657

	~~W~~	170,095	~~W~~	20,091	~~W~~	(38,285)	~~W~~	(72)	~~W~~	151,829

	2008
	Beginning		Increase						Ending
(in millions of Won)	Balance		(Decrease)		Amortization		Others		Balance

Intellectual property rights	~~W~~	1,514	~~W~~	1,410	~~W~~	(296)	~~W~~	(149)	~~W~~	2,479
Port facilities usage rights		130,596		7,562		(21,604)		—		116,554
Other intangible assets		79,865		21,774		(50,577)		—		51,062

	~~W~~	211,975	~~W~~	30,746	~~W~~	(72,477)	~~W~~	(149)	~~W~~	170,095

(b)	Amortization of intangible assets is charged to the following accounts:

(in millions of Won)	2009		2008

Manufacturing costs	~~W~~	22,191	57,729
Selling and administrative expenses		16,094	14,748

Total	~~W~~	38,285	72,477

(c)	Details of significant intangible assets are as follows:

						Residual
(in millions of Won)	Description	2009		2008		useful lives

Port facilities usage rights	Masan distribution base usage rights	~~W~~	20,978	~~W~~	22,860	11 years
(d)	Research costs related to development of software and others recorded as other intangible assets are amounted to ~~W~~ 28,030 million and ~~W~~ 17,499 million as of and for the year ended December 31, 2009, respectively. Research and development expenses incurred for the years ended December 31, 2009 and 2008 were ~~W~~ 407,291 million and ~~W~~ 419,105 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

10. Pledged assets
(a)	As of December 31, 2009, government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp, amounting to ~~W~~ 29,749 million and ~~W~~ 1,926 million, respectively, were provided as collateral to the Gyeongsangbuk-Do Province Office as a guarantee for environmental remediation of POSCO No. 4 disposal site.

(b)	As of December 31, 2009, 2,030,526 shares, equivalent to 18,274,731 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued (note 13) and 156,472,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samuri bonds issued.

(c)	Guarantees provided by third parties on behalf of the Company as of December 31, 2009 and 2008 were as follows:

(in millions of Won)	2009				2008

Korea Development Bank	EUR	3,964,242	~~W~~	6,637	EUR	4,600,591	~~W~~	8,171

(d)	As of December 31, 2009, Seoul Guarantee Insurance Co., Ltd. has provided guarantees amounting to ~~W~~ 29,855 million for the company’s execution of contracts and others.
11. Other Assets
     Other current and long-term assets as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Other current assets
Accrued income	~~W~~	49,987	34,396
Advanced payments		11,943	3,729
Prepaid expense		8,465	8,784
Others		—	1,264

	~~W~~	70,395	48,173

Other long-term assets
Log-term loans receivable	~~W~~	24,554	6,637
Guarantee deposits		1,771	1,412
Other investment assets		62,485	66,067

		88,810	74,116
Less: Allowance for doubtful accounts		(692)	(33)

	~~W~~	88,118	74,083

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

12. Short-Term Borrowings and Current Portion of Long-Term Debts
(a)	Short-term borrowings as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

Foreign currency borrowings	1.80 ~ 3.27	USD	369,055,984	~~W~~	430,910	271,035,408	340,827

(b)	Current portion of long-term debts as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

Domestic debentures	4.66	KRW	—	~~W~~	—	200,000	200,000
Foreign currency long-term borrowings	4.60	JPY	—		—	192,000,000	2,676
Loans from foreign financial institutions	2.00	EUR	636,350		1,065	636,350	1,130

					1,065		203,806
Less: Discount on debentures issued					—		(165)

				~~W~~	1,065		203,641

13. Long-Term Debts
(a)	Debentures as of December 31, 2009 and 2008 are as follows:

			Annual Interest
(in millions of Won)	Issue date	Maturity	Rate (%)	2009				2008

Domestic debentures	Mar. 28, 2006~ Jan. 20, 2009	Mar. 28, 2011~ Jan. 20, 2014	4.66 ~ 6.52	KRW	2,300,000	~~W~~	2,300,000	2,000,000	2,000,000
9th Samurai Bonds	Jun. 28, 2006	Jun. 28, 2013	2.05	JPY	50,000,000,000		631,410	50,000,000,000	696,945
Euro Bonds	Aug. 10, 2006	Aug. 10, 2016	5.88	USD	300,000,000		350,280	300,000,000	377,250
Exchangeable bonds(*1)	Aug. 19, 2008	Aug. 19, 2013	—	JPY	52,795,000,000		666,706	52,795,000,000	735,904
Yen dominated FRN	Nov. 11, 2008	Nov. 11, 2013	6 Months Tibor+2.60	JPY	20,000,000,000		252,564	20,000,000,000	278,778
1st Samurai Private Equity Bonds	Dec. 29, 2008	Dec. 29, 2011	6 Months Tibor+1.60	JPY	50,000,000,000		631,410	50,000,000,000	696,945
Global Bonds	Mar. 26, 2009	Mar. 26, 2014	8.75	USD	700,000,000		817,320	—	—

							5,649,690		4,785,822
Add: Premium on bond redemption							10,067		11,112
Less: Current portion							—		(200,000)
Discount on debentures issued							(64,917)		(71,525)

						~~W~~	5,594,840		4,525,409

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(*1)	The Company issued exchangeable bonds, which are exchangeable with SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption :	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance date:	JPY 2,867,605,334
Fair value of an exchangeable right as of December 31, 2009:	JPY 168,944,000
ADRs exchangeable as of December 31, 2009:	ADR 18,274,731
Exercise period of exchangeable right:	Commercing ten business days following the issuance date until ten business days prior to maturity date
Exercisable date of put by bondholders:	August 19, 2011
The Company issued exchangeable bonds which are exchangeable with SK Telecom Co., Ltd. ADRs. The underlying assets of above exchangeable bonds are SK Telecom Co., Ltd. ADRs. The transaction between the Company and Zeus (Cayman) Ltd. is deemed to be a borrowing transaction under generally accepted accounting principles in the Republic of Korea.
(b)	Long-term domestic borrowings as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009		2008
Korea Resources Corporation	Representive-Borrowing Rate(*)-2.25	~~W~~	55,114	49,308
Woori Bank	Representive-Borrowing Rate(*)-1.25		20,405	—

		~~W~~	75,519	49,308

(*)	The average yield of 3-year government bond which is rounded off to the nearest 0.25% is utilized for the annual interest rate calculation.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(c)	Long-term foreign currency borrowings as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

Korea National Oil Corporation (*)	Representive-Borrowing Rate-2.25	USD	4,549,590	~~W~~	5,578	2,324,540	2,923
Development Bank of Japan	4.60	JPY	—		—	192,000,000	2,676

					5,578		5,599

Less: Current portion					—		(2,676)

				~~W~~	5,578		2,923

(*)	The borrowing is related to the exploration of gas field in the Aral Sea in Uzbekistan with Korea National Oil Corporation (“KNOC”) (note 16).
(d)	Loans from foreign financial institutions as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2009				2008

NATIXIS	2.00	EUR	3,964,241	~~W~~	6,637	4,600,591	8,171
Less: Current portion		EUR	(636,350)		(1,065)	(636,350)	(1,130)

				~~W~~	5,572		7,041

(e)	Aggregate maturities of long-term debts as of December 31, 2009 are as follows:

(in millions of Won)					Foreign Currency		Loans from foreign
Period	Debentures (*)		Borrowings		Borrowings		financial institutions		Total

2010	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,065	~~W~~	1,065
2011		1,683,974		750		—		1,065		1,685,789
2012		500,000		7,571		—		1,065		508,636
2013		1,808,183		8,591		—		1,065		1,817,839
Thereafter		1,667,600		58,607		5,578		2,377		1,734,162

	~~W~~	5,659,757	~~W~~	75,519	~~W~~	5,578	~~W~~	6,637	~~W~~	5,747,491

(*)	The amount includes premium on bond redemption.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

14. Severance Benefits
Changes in accrued severance benefits for the years ended December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Estimated severance benefits at the beginning of period	~~W~~	851,391	682,686
Provision for severance benefits		3,320	221,748
Payment		(70,354)	(53,043)

Estimated severance benefits at the end of period	~~W~~	784,357	851,391

Transferred to National Pension Fund		(82)	(84)
Deposits for severance benefits trust		(599,088)	(590,939)

Net balance at the end of period	~~W~~	185,187	260,368

As of December 31, 2009 and 2008, the Company has funded approximately 76% and 69% of the total severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.
15. Other Current Liabilities
Other current liabilities as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Other current liabilities
Advances received	~~W~~	25,615	25,162
Unearned revenue		2,012	2,472
Others		6,177	9,454

	~~W~~	33,804	37,088

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

16. Commitments and Contingencies
(a)	As of December 31, 2009, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

(in millions of Won)			2009				2008
Company	Financial Institution		Guaranteed	Won Equivalent			Guaranteed	Won Equivalent

Related companies
	Bank of Tokyo-Mitsubish	—	—			USD	42,000,000
				~~W~~	—				58,154
		—	—			CNY	29,000,000
POSCO Investment Co., Ltd.		USD	346,000,000			USD	100,000,000
	HSBC	MYR	280,000,000		607,184	MYR	180,000,000		190,822
		CNY	630,000,000			—	—
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	—	—		—	USD	199,925,000		251,406
POSCO-Vietnam Co., Ltd.	The Export-Import Bank of Korea and others	USD	230,000,000			USD	200,000,000
					329,249	—			251,500

		JPY	4,806,750,000				—
					936,433				751,882
Others
OCI Company Ltd. (formerly,DC Chemical Co., Ltd.)	E1 Co., Ltd.	—	—		—	KRW	320		320
Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000		666,706	JPY	52,795,000,000		735,904
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		USD	13,800,000			USD	15,840,000
	Bank of China and others				77,554				97,870
		CNY	359,180,000			CNY	423,440,000

					744,260				834,094

				~~W~~	1,680,693			~~W~~	1,585,976

(b)	As of December 31, 2009, the Company has provided five blank promissory notes to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes to KNOC as collateral for long-term foreign currency borrowings.

(c)	As of December 31, 2009, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expenses with respect to these lease agreements amounted to ~~W~~4,877 million for the year ended December 31, 2009. Future lease payments under these lease agreements are as follows:

(in millions of Won)
Period	Amount

2010	~~W~~	3,269
2011		1,174
2012		304

	~~W~~	4,747

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(d)	The Company is involved in thirteen lawsuits and claims for alleged damages aggregating to ~~W~~13,054 million as of December 31, 2009 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of December 31, 2009.

(e)	The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and other raw materials. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of December 31, 2009, 364 million tons of iron ore and 59 million tons of coal remained to be purchased under such long-term contracts.

(f)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following change of monthly standard oil price (JCC) and also price of ceiling is applicable.

(g)	The Company has a bank overdraft agreement of up to ~~W~~310,000 million with Woori Bank and six other banks as of December 31, 2009. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and five other banks for credit lines of up to ~~W~~240,000 million.

(h)	As of December 31, 2009, the Company has an agreement with Woori Bank and ten other banks to open letters of credit, documents against acceptance and documents against payment amounting to US$1,420 million and to borrow US$500 million in foreign short-term borrowings.

(i)	The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of December 31, 2009 amounted to US$235 million for which the Company is contingently liable upon the issuers’ default.

(j)	The Company entered into commitments of foreign currency long-term borrowings which are limited up to the amount of US$6.86 million and US$3.54 million with KNOC related to the exploration of gas fields in the Aral Sea, Uzbekistan and Namangan-Tergachi, respectively. The Company is not liable for the repayment of full or part of money borrowed if the project fails and also the Company has agreed to pay certain portion of its profits under certain conditions as defined by borrowing agreement.

(k)	The Company has provided a supplemental funding agreement as the largest shareholder by the requests from the creditors including Korea Development Bank for seamless funding to POSCO Power Corp. under construction of new power plants.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

17. Derivatives
(a)	Details of derivatives for the year ended December 31, 2009 are as follows:

	Purpose of	Financial
Type of Transaction	Transaction	Institutions	Description of contract

Embedded derivative (*)	Issuing exchangeable bonds	Investee for exchangeable bonds	Exchangeable rights for stock

(*)	The Company applied derivative accounting as exchangeable right to investors related to exchangeable bond issued in August 19, 2008 met the criteria of embedded derivatives. Fair values of exchangeable right as of December 31, 2009 and 2008 are ~~W~~ 2,134 million (JPY 168,994,000) and ~~W~~ 9,199 million (JPY 659,937,500), respectively. This exchangeable right is included in other long-term liabilities (note 13).
(b)	Details of the gains (losses) on derivatives, net for the years ended December 31, 2009 and 2008 are as follows:

(in millions of Won)	Valuation Gain (Loss)			Transaction Gain (Loss)
Type of Transaction	2009		2008	2009		2008

Currency forward (Swaps)	~~W~~	—	—	~~W~~	14,177	830
Embedded derivative		7,065	17,985		—	—

	~~W~~	7,065	17,985	~~W~~	14,177	830

The risk hedge accounting according to KFAS Interpretation 53-70, Accounting for Derivatives, is not applied on the derivative transactions.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

18. Stock Appreciation Rights
(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Before the modifications (*)
Number of shares	498,000 shares		60,000 shares		22,000 shares		141,500 shares		218,600 shares		90,000 shares		1,030,100 shares
Exercise price	~~W~~	98,400 per share	~~W~~	135,800 per share	~~W~~	115,600 per share	~~W~~	102,900 per share	~~W~~	151,700 per share	~~W~~	194,900 per share
After the modifications (*)
Grant date	July 23, 2001		April 27, 2002		September 18, 2002		April 26, 2003		July 23, 2004		April 28, 2005
Exercise price	~~W~~	98,900 per share	~~W~~	136,400 per share	~~W~~	116,100 per share	~~W~~	102,900 per share	~~W~~	151,700 per share	~~W~~	194,900 per share
Number of shares granted	453,576 shares		55,896 shares		20,495 shares		135,897 shares		214,228 shares		90,000 shares		970,092 shares
Number of shares Cancelled	19,409 shares			—		—		—		—		—	19,409 shares
Number of shares Exercised	434,167 shares		55,896 shares		20,495 shares		134,106 shares		115,064 shares		62,000 shares		821,728 shares
Number of shares Outstanding		—		—		—	1,791 shares		99,164 shares		28,000 shares		128,955 shares
Exercise period	July 24, 2003~		April 28, 2004~		Sept. 19, 2004~		April 27, 2005~		July 24, 2006~		April 29, 2007~
	July 23, 2008		April 27, 2009		Sept. 18 2009		April 26, 2010		July 23, 2011		April 28, 2012

(*)	The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
(b)	Expenses (or income) related to stock appreciation rights granted to executives incurred for the year ended December 31, 2009 are as follows:

(in millions of Won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Prior periods	~~W~~	59,945	~~W~~	10,801	~~W~~	4,843	~~W~~	29,770	~~W~~	54,680	~~W~~	25,486	~~W~~	185,525
Current period		—		(21)		1,228		2,126		26,559		6,208		36,100

	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,896	~~W~~	81,239	~~W~~	31,694	~~W~~	221,625

(c)	As of December 31, 2009 and 2008, liabilities related to stock appreciation rights which are stated as long-term accrued expenses amounted to ~~W~~55,141 million and ~~W~~ 42,779 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

19. Capital Stock
Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with par value of ~~W~~ 5,000 per share. As of December 31, 2009, exclusive of retired stock, 87,186,835 shares of common stock have been issued.
The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.
As of December 31, 2009, ending balance of capital stock amounts to ~~W~~ 482,403 million; however, it is different from par value of issued common stock which amounted to ~~W~~ 435,934 million due to retirement of treasury stock.
As of December 31, 2009, total shares of ADRs are 66,059,024, equivalent to 16,514,756 of common shares.
20. Capital Surplus
(a)	In accordance with the Asset Revaluation Law, the Company had revalued three times a substantial portion of its property, plant and equipment since December 31, 1989. The remaining revaluation increments amounting to ~~W~~ 3,173 billion, net of revaluation tax, were recorded as revaluation surplus, a component of shareholders’ equity.

(b)	Other capital surplus consists of gain on disposal of treasury stock and capital surplus by equity method.
21. Capital Adjustments
(a)	Details of capital adjustments of the Company as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009			2008
	Number of shares	Book value		Book value

Treasury stock	7,792,072	~~W~~	1,662,068	1,760,819
Specified money in trust	2,361,885		741,195	741,195

	10,153,957	~~W~~	2,403,263	2,502,014

(b)	The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 462,962 shares of its treasury stock on October 19, 2009, as approved by the Board of Directors on October 16, 2009. The differences between the book values and the proceeds from the sales were recognized as gains on sale of treasury stock (capital surplus).

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

22. Retained Earnings
Retained earnings as of December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Appropriated
Legal reserve	~~W~~	241,202	241,202
Reserve for technology and human resource development		720,000	1,071,667
Appropriated retained earnings for business rationalization		918,300	918,300
Appropriated retained earnings for business expansion		21,557,500	17,757,500
Appropriated retained earnings for dividends		1,211,223	982,395

		24,648,225	20,971,064
Unappropriated		3,295,033	4,489,059

	~~W~~	27,943,258	25,460,123

Legal Reserve
The Commercial Code of the Republic of Korea requires the Company to appropriate annually, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such a reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
23. Dividends
(a)   Details of interim and year-end dividends in 2009 and 2008 are as follows:
Interim Cash Dividends

	2009			2008
(in millions of Won)	Dividend Ratio (%)	Dividend Amount		Dividend Ratio (%)	Dividend Amount

Common shares	30	~~W~~	114,855	50	188,485

Year-end Cash Dividends

	2009			2008
(in millions of Won)	Dividend Ratio (%)	Dividend Amount		Dividend Ratio (%)	Dividend Amount

Common shares	130	~~W~~	500,714	150	574,274

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(b) Details of the dividend payout ratio and dividend yield ratio are as follows:

	2009			2008
	Dividend Ratio (%)	Dividend Amount		Dividend Ratio (%)	Dividend Amount

Common shares	30	~~W~~	114,855	50	188,485

24. Cost of Goods Sold
Costs of goods sold for the years ended December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Finished goods, semi-finished goods and by-products
Beginning balance of inventories	~~W~~	2,749,541	1,359,025
Cost of goods manufactured		20,889,203	24,045,506
Transfer from other accounts		83,486	30,135
Refund of customs		(21,222)	(10,424)
Ending balance of inventories		(1,191,502)	(2,749,541)

		22,509,506	22,674,701
Others		64,798	32,283

Total	~~W~~	22,574,304	22,706,984

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

25. Selling, General and Administrative Expenses
Details of selling, general and administrative expenses for the years ended December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Selling expenses	~~W~~	626,893	741,683
Fees and charges		112,852	139,095
Salaries and wages		94,600	89,605
Advertising		72,103	80,605
Research and development (note 9)		53,947	60,015
Depreciation		14,704	15,629
Amortization (note 9)		16,094	14,748
Bad debt expenses		8,861	—
Rent		19,821	22,396
Other employ benefits		78,527	100,589
Provision for severance benefits		5,831	32,086
Supplies		4,147	4,490
Travel		12,580	14,674
Training		12,088	17,206
Repairs		10,536	10,346
Communications		7,315	7,937
Vehicle expenses		5,572	5,448
Taxes and dues		4,379	5,283
Entertainment		3,559	4,578
Subscriptions and printing		2,665	2,345
Utilities		455	991
Insurance		11,635	8,744
Stock compensation expense (note 18)		36,100	—
Others		16,378	16,873

	~~W~~	1,231,642	1,395,366

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

26. Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2009 and 2008 are as follows:

	2009				2008
			Won				Won
(in millions of Won)	Foreign currency		Equivalent		Foreign currency		Equivalent

Assets
Cash and cash equivalents	USD	266,156	~~W~~	310,764	USD	110,967	139,541
	EUR	188		314	EUR	174	310
	Others	—		140	Others	—	116
Trade accounts and notes receivable	USD	327,506		382,396	USD	233,283	293,353
	JPY	3,541,836		44,727	JPY	3,610,125	50,321
	EUR	17,147		28,709	EUR	6,437	11,433
Other accounts receivable	USD	6,662		7,779	USD	4,564	5,740
	JPY	8,879		112	JPY	8,879	124
	Others	—		—	Others	—	38
Guarantee deposits	USD	45		53	USD	106	134
	EUR	135		226	EUR	129	229
	Others	—		95	Others	—	36

			~~W~~	775,315			501,375

Liabilities
Trade accounts payable	USD	277,543	~~W~~	324,059	USD	386,859	486,475
	JPY	1,140,474		14,402	JPY	1,401,536	19,536
	EUR	871		1,458	EUR	18	32
Other accounts payable	USD	7,484		8,739	USD	10,265	12,908
	JPY	366,221		4,625	JPY	2,424,724	33,798
	EUR	3,183		5,329	EUR	6,965	12,372
	AUD	58		61	AUD	—	—
Debentures	USD	1,000,000		1,167,600	USD	300,000	377,250
	JPY	173,592,205		2,192,157	JPY	173,592,205	2,419,684
Foreign currency short-term borrowings	USD	369,056		430,910	USD	271,035	340,827
Foreign currency long-term borrowings	JPY	—		—	JPY	192,000	2,676
	USD	4,550		5,578	USD	2,325	2,923
Loans from foreign financial institutions	EUR	3,964		6,637	EUR	4,601	8,172

			~~W~~	4,161,555			3,716,653

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

27. Income Taxes
(a)	Income tax expense for the years ended December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Current income taxes (*)	~~W~~	581,548	1,638,902
Deferred income tax due to temporary differences		(12,639)	(527,582)
Items charged directly to shareholders’ equity		(158,648)	271,277

	~~W~~	410,261	1,382,597

(*)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.
(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2009 and 2008:

(in millions of Won)	2009		2008

Net income before income tax expense	~~W~~	3,582,525	5,829,530
Income tax expense computed at statutory rate		866,947	1,603,090
Adjustments:
Tax credit		(349,190)	(182,374)
Tax returns (*)		(140,442)	—
Others, net		32,946	(38,119)

Income tax expense	~~W~~	410,261	1,382,597

Effective rate (%)		11.5%	23.7%

(*)	The Company received tax refunds amounting to ~~W~~ 144,248 million from the additional tax payments in 2005, according to the decision of Tax Tribunal, and recognized ~~W~~ 140,442 million excluding adjusted amount in deferred income tax assets (liabilities) as tax returns.
(c)	The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. The deferred income tax effect of tax amendment amounting to ~~W~~ 23,667 million were recorded in income tax expense.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(d)	Changes in temporary differences and deferred income taxes for the years ended December 31, 2009 and 2008 are as follows:

	Accumulated temporary differences						Deferred income tax
(in millions of Won)	Dec. 31, 2008		Inc. (dec.) (*1)		Dec. 31, 2009		Dec. 31, 2008		Inc. (dec.)		Dec. 31, 2009

Reserve for special repairs	~~W~~	(281,824)	~~W~~	107,834	~~W~~	(173,990)	~~W~~	(62,423)	~~W~~	22,923	~~W~~	(39,500)
Reserve for technology developments		(720,000)		(80,000)		(800,000)		(167,016)		(8,984)		(176,000)
Dividend income from related companies		430,688		30,711		461,399		94,751		6,757		101,508
Depreciation expense		(267,736)		(89,328)		(357,064)		(58,569)		(19,876)		(78,445)
Valuation of equity method accounted investments (*2)		(1,778,197)		(368,990)		(2,147,187)		(299,121)		(81,125)		(380,246)
Prepaid expenses		68,751		4,624		73,375		16,182		1,574		17,756
Impairment loss on property, plant and equipment		42,461		(6,765)		35,696		9,374		(1,376)		7,998
Gain on foreign currency translateion		622,855		(431,902)		190,953		137,581		(97,798)		39,783
Gain on valuation of available-for-sale securities		(393,580)		(441,631)		(835,211)		(86,587)		(97,159)		(183,746)
Loss on valuation of available-for-sale securities		973,348		(105,189)		868,159		214,137		(23,142)		190,995
Tax credit		—		—		—		—		286,556		286,556
Others		362,567		111,472		474,039		74,851		24,289		99,140

		(940,667)		(1,269,164)		(2,209,831)		(126,840)		12,639		(114,201)

	Accumulated temporary differences						Deferred income tax
(in millions of Won)	Dec. 31, 2007		Inc. (dec.) (*1)		Dec. 31, 2008		Dec. 31, 2007		Inc. (dec.)		Dec. 31, 2008

Reserve for special repairs	~~W~~	(301,751)	~~W~~	19,927	~~W~~	(281,824)	~~W~~	(82,982)	~~W~~	20,559	~~W~~	(62,423)
Allowances for doubtful accounts		19,484		(19,484)		—		5,358		(5,358)		—
Reserve for technology developments		(1,071,667)		351,667		(720,000)		(294,708)		127,692		(167,016)
Dividend income from related companies		366,233		64,455		430,688		100,714		(5,963)		94,751
Depreciation expense		(151,035)		(116,701)		(267,736)		(41,534)		(17,035)		(58,569)
Valuation of equity method accounted investments		(1,423,440)		(354,757)		(1,778,197)		(309,186)		10,065		(299,121)
Prepaid expenses		34,422		34,329		68,751		9,465		6,717		16,182
Impairment loss on property, plant and equipment		374,053		(331,592)		42,461		102,865		(93,490)		9,375
Gain on foreign currency translateion		—		622,855		622,855		—		137,581		137,581
Gain on valuation of available-for-sale securities		(1,228,045)		834,465		(393,580)		(337,712)		251,125		(86,587)
Loss on valuation of available-for-sale securities		278,548		694,800		973,348		76,601		137,536		214,137
Others		443,132		(80,565)		362,567		116,697		(41,847)		74,850

	~~W~~	(2,660,066)	~~W~~	1,719,399	~~W~~	(940,667)	~~W~~	(654,422)	~~W~~	527,582	~~W~~	(126,840)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year ended December 31, 2008 and as a result, the deferred income tax balances as of December 31, 2008 have been adjusted.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(*2)	As the Company is unlikely to dispose of its investee shares within five years, the income tax effect of ~~W~~476,169 million in 2009 is not recognized as it is more likely than not that the deferred tax asset will not be realized.
(e)	Changes in deferred income tax and others which are directly recognized in equity due to changes in valuation of available-for-sale securities for the years ended December 31, 2009 and 2008 amounted to ~~W~~158,648 million and ~~W~~(271,277) million, respectively.

(f)	A summary of deferred tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

	2009				2008
(in millions of Won)	Current		Non-current		Current		Non-current

Deferred tax assets	~~W~~	307,865	~~W~~	747,057	~~W~~	35,138	~~W~~	770,457
Deferred tax liabilities		(21,790)		(1,147,333)		(125,445)		(806,990)

Net deferred tax assets (liabilities)	~~W~~	286,075	~~W~~	(400,276)	~~W~~	(90,307)	~~W~~	(36,533)

28. Comprehensive Income
     For the years ended December 31, 2009 and 2008, comprehensive incomes are as follows:

(in millions of Won)	2009		2008

Net income	~~W~~	3,172,264	4,446,933
Gain (loss) on valuation of available-for-sale securities		546,820	(1,529,608)
Less: tax effect		(120,301)	388,661
Changes in capital adjustments arising from equity method accounted investments		42,192	419,394
Less: tax effect		4,323	(66,384)

Other comprehensive income		473,034	(787,937)

Comprehensive income	~~W~~	3,645,298	3,658,996

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

29. Earnings Per Share
(a)	Basic earnings per share for the years ended December 31, 2009 and 2008 were as follows:

(in millions of Won except per share information)	2009		2008

Net income	~~W~~	3,172,264	4,446,933
Weighted-average number of common shares outstanding (*)		76,661,240	75,493,523

Basic earnings per share	~~W~~	41,380	58,905

(*)	Basic earnings per share are computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the year ended December 31, 2009 and 2008:

	2009	2008

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(10,525,595)	(11,693,312)

Weighted-average number of common shares outstanding	76,661,240	75,493,523

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

30. Related Party Transactions
(a)	As of December 31, 2009, the subsidiaries of the Company are as follows:

Domestic (30)	POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCON Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSCOICT CO., Ltd.(formerly, POSDATA CO., Ltd.), POSCO Research Institute, Seung Kwang Co., Ltd., POSCO Architects & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Corp, POSTECH 2006 Energy Fund, POSCO Refractories & Environment Co., Ltd., POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo engineering Company, Metapolis Co., Ltd., POSCORE Co., Ltd., Pohang feul cell co., POSCOAST CO., LTD., DAIMYUNG TMS.CO.LTD., POS-HiMETAL CO., Ltd., POSCO E&E Co., Ltd., Universal Studio Resort Development Co., Ltd.

Foreign (50)	POSCO America Corporation, POSCO Australia Pty. Ltd., POSCO Canada Limited, POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., Dalian POSCO-CFM Coated Steel Co., Ltd., POSCO-CTPC, POSCO-JKPC Co., Ltd., International Business Center Corporation, POSLILAMA E&C Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO (Thailand) Co., Ltd., Myanmar POSCO Steel Co., Ltd., Zhangjiagang Posha Steel Port Co., Ltd., POSCO-JOPC Co., Ltd., POSCO Investment Co., Ltd., POSCO-MKPC SDN BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO (Suzhou) Automotive Processing Center Co.,Ltd.,

POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd., POS-ORE Pty. Ltd., POSCO- China Holding Corp., POSCO-Japan Co., Ltd., POSCO E&C (Zhangjiagang) Engineering & Construction Co., Ltd., POS-CD Pty. Ltd, POS-GC Pty. Ltd, POSCO- India Private. Ltd., POS-India Pune Steel Processing Centre Pvt. Ltd., POSCO-JNPC Co., Ltd., POSCO-Foshan Steel Processing Centre Pvt. Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-MPC S.A. de C.V., Zhanjiagang Pohang Port Co., Ltd., POSCO-Vietnam Co., Ltd., POSCO Mexico Co., Ltd., POSCO-India Delhi Steel Processing Centre Pvt. Ltd., POSCO (Chongqing) Automotive Processing Center Co., Ltd., POS-NP Pty. Ltd., POSCO Vietnam Processing Center Co., Ltd., Suzhou pos-core Technology Co., Ltd., POSCO-JYPC Co., Ltd., POSCO-Malaysia SDN. BHD., POS- Minerals Corporation, POSCO (Wuhu) Automotive Processing Center Co., Ltd., &T V Communications, POSCO-Phillippine Manila Processing Center INC., POSCO VST Co., Ltd.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(b)	Significant transactions, which occurred in the ordinary course of business, with related companies for the years ended December 31, 2009 and 2008 and the related account balances as of December 31, 2009 and 2008 are as follows:

	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
(in millions of Won)	2009		2008		2009		2008		2009		2008		2009		2008

Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	4,548	~~W~~	13,626	~~W~~	2,247,673	~~W~~	1,121,335	~~W~~	480	~~W~~	814	~~W~~	437,818	~~W~~	249,792
Posteel Co., Ltd.		1,167,949		1,455,354		159,216		244,908		114,783		220,713		3,484		21,651
POSCON Co., Ltd.		106		105		251,144		226,827		12		5		41,085		62,957
Pohang Coated & Color Steel Co., Ltd.		494,938		609,377		1,477		1,916		109,615		48,785		199		71
POSCO Machinery & Engineering Co., Ltd.		1,509		4,309		176,378		158,275		9		2,665		22,839		25,387
POSCOICT Co., Ltd. (formerly, POSDATA Co., Ltd.)		1,015		1,685		184,757		187,186		1		1		32,086		20,311
POSCO Machinery Co., Ltd.		8,843		15,302		80,451		89,248		2		2,188		12,719		28,517
POSCO Refractories & Environment Company Co., Ltd.		86,927		57,189		473,402		350,153		6,880		19,137		66,008		57,791
POSCO Terminal Co., LTD.		14,965		11,716		638		801		1,809		1,394		193		263
Samjung Packing & Aluminum Co., Ltd.(*3)		18,945		25,115		206,918		268,044		1,472		2,578		24,942		17,422
POSCORE CO., LTD.		130,964		131,497		483		176		11,678		20,330		24		—
POSCOAST Co., Ltd.		83,245		—		21,489		—		17,492		—		7,572		—
POSCO America Corporation		169,274		168,553		—		93		531		25		—		405
POSCO Canada Limited		—		40		84,404		289,015		—		21		—		—
POSCO Asia Co., Ltd.		1,093,589		951,867		79,844		203,923		40,548		28,301		1,170		2,978
POSCO Thailand BangKok Processing Center Co., Ltd.		70,129		91,077		5		—		1,768		—		—		—
POSCO-MKPC SDN BHD		54,766		27,170		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		185,002		93,232		—		—		2,353		4,804		—		—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		113,392		24,930		—		—		—		—		—		—
POSCO-Japan Co., Ltd.		690,289		1,191,222		75,973		23,233		25,972		21,700		6,701		1,104
POS-India Pune Processing Centre Pvt. Ltd.		110,901		66,931		—		—		—		4,019		1		—
POSCO-Foshan Steel Processing Centre Pvt. Ltd.		58,413		23,940		—		—		—		54		—		—
POSCO-MPC S.A. de C.V.		98,476		61,279		—		—		—		—		—		—
POSCO-Vietnam Co., Ltd.		117,296		1,026		—		—		1,934		1,024		—		—
POSCO-Mexico Co., Ltd		125,057		—		—		—		—		—		—		—

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
(in millions of Won)	2009		2008		2009		2008		2009		2008		2009		2008

POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		76,997		20,844		498		318		—		605		—		—
POSCO (Chongqing)
Automotive Processing Center Co., Ltd.		43,401		4,686		—		—		—		—		—		—
POSCO Malaysia SDN. BHD.		51,191		43,072		—		—		—		—		—		—
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		83,526		—		—		—		—		—		—		—
Others		147,216		127,497		121,447		125,548		3,622		6,352		14,503		19,305

		5,302,869		5,222,641		4,166,197		3,290,999		340,961		385,515		671,344		507,954

Equity method investees
eNtoB Corporation		—		—		223,075		288,604		—		—		6,561		6,016
SNNC Co.,Ltd.		1,437		2,245		368,261		33,867		1,974		19		26,963		1,926
KOBRASCO		—		4,115		2,857		63,968		—		4,115		—		—
Poschrome (Proprietary) Limited		—		98		48,822		91,467		176		—		—		—
POSVINA Co., Ltd.		5,973		12,550		—		—		—		—		—		—
USS-POSCO Industries		241,921		428,092		56		—		18,310		—		—		—
Guangdong Xingpu Steel Center Co., Ltd.		10,801		10,011		—		—		820		1,825		—		—
Others		—		—		181		—		—		—		78		—

		260,132		457,111		643,252		477,906		21,280		5,959		33,602		7,942

	~~W~~	5,563,001	~~W~~	5,679,752	~~W~~	4,809,449	~~W~~	3,768,905	~~W~~	362,241	~~W~~	391,474	~~W~~	704,946	~~W~~	515,896

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable, other accounts receivable and others; payables include trade accounts payable, other accounts payable and others.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(c)	For the years ended December 31, 2009 and 2008, details of compensation to key management officers are as follows:

(in millions of Won)	2009		2008

Salaries	~~W~~	11,716	11,900
Severance benefits		5,490	4,093
Management achievement awards and others		14,196	17,525

Total	~~W~~	31,402	33,518

Key management officers include directors (including non-executive directors) and internal audit officer who have significant influence and responsibilities in the Company’s business plans, operations and controls. Other than the compensation which is described above, the Company granted stock appreciation rights to its key management officers. The Company recognized expense related to stock appreciation rights which were increased by ~~W~~36,100 million, and decreased by ~~W~~55,155 million for the year ended December 30, 2009 and 2008, respectively (note 18).

31.	Segment Information
(a)	The Company has plants in Pohang and in Gwangyang in the Republic of Korea. General information of the plants as of December 31, 2009 is as follows:

	Pohang Mill	Gwangyang Mill

Major Products
Hot Roll	HR coil	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Semi-finished goods	Slab, Bloom, Billet	Slab

Major Facilities
Furnaces	1~4 furnaces, F furnace, 1~2 Finex	1~5 furnaces
Others	Steel manufacturing continuous,	Steel manufacturing continuous,
	HR, CR and others	HR, CR and others

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(b)	Operating results and long-lived assets as of and for the years ended December 31, 2009 and 2008 are as follows:

	2009
(in millions of Won)	Pohang		Gwangyang		Others		Total

Sales (*1)	~~W~~	15,250,852	~~W~~	11,611,576	~~W~~	91,517	~~W~~	26,953,945

Property, plant and equipment (*2)	~~W~~	8,686,156	~~W~~	7,959,438	~~W~~	—	~~W~~	16,645,594
Intangible assets (*2)		117,781		34,048		—		151,829

	~~W~~	8,803,937	~~W~~	7,993,486	~~W~~	—	~~W~~	16,797,423

Depreciation and amortization	~~W~~	1,192,497	~~W~~	867,051	~~W~~	—	~~W~~	2,059,548

	2008
(in millions of Won)	Pohang		Gwangyang		Others		Total

Sales (*1)	~~W~~	16,537,730	~~W~~	14,031,930	~~W~~	72,749	~~W~~	30,642,409

Property, plant and equipment (*2)	~~W~~	8,338,775	~~W~~	6,127,143	~~W~~	—	~~W~~	14,465,918
Intangible assets (*2)		126,018		44,077		—		170,095

	~~W~~	8,464,793	~~W~~	6,171,220	~~W~~	—	~~W~~	14,636,013

Depreciation and amortization	~~W~~	1,138,197	~~W~~	770,608	~~W~~	—	~~W~~	1,908,805

(*1)	No inter-plant sales transactions between the two plants.

(*2)	Presented at net book value.

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

32.	Value Added Information

Details of accounts included in the computation of value added for the years ended December 31, 2009 and 2008 are as follows:

(in millions of Won)	2009		2008

Salaries and wages	~~W~~	812,217	848,239
Provision for severance benefits		3,219	244,132
Other employ benefit		471,186	684,026
Rent		45,446	44,483
Depreciation and amortization (*)		2,057,668	1,908,805
Taxes and dues		59,737	66,570

	~~W~~	3,449,473	3,796,255

(*)	Includes amortization and depreciation expense both for assets in use and assets not in use.
33.	Operating Results for the Final Interim Period (Unaudited)

Significant operating results of the Company for the three-month periods ended December 31, 2009 and 2008 are as follows:

(in millions of Won except per share information)	Q4 2009		Q4 2008

Sales	~~W~~	7,288,132	8,305,291
Operating income		1,586,780	1,397,605
Net income		1,275,327	721,437
Basic earnings per share (in Won)		16,577	9,522

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

34.	The Company’s plan and status for applying K-IFRS

The company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate Task Force Team, and it has analyzed the impact of the adoption of K-IFRS and has been on the process of modification of system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and Task Force Team reported the results of its operation to the audit committee and management group periodically.
(a)	Details of action plans and current status for the preparation of K-IFRS as of December 31, 2009 are as follows:

Major activities	Preparation plans	Current status as of December 31, 2009

Analysis of the impact on adption of K-IFRS and managing the separate Task Force Team for the adoption of K-IFRS	Preparation in adopting K-IFRS by managing the separate Task Force Team for the adoption of K-IFRS	1) Established separate Task Force Team for the adoption of K-IFRS in July 2008
2) Completion of first phase of K-IFRS consulting project provided by the accounting firm from August 2008 to March 2009 (Analysis of the impact on adoption of K-IFRS and creating Group GAAP)
3) Performing second phase of K-IFRS consulting project provided by the accounting firm from April 2009 up to now (Design stand-alone financial closing process with respect to GAAP differences)

Train persons in charge of accounting and related system	Obtaing essential technical knowledge for the adoption of K-IFRS by the end of 2009	Training persons in charge at working level of the Company and its subsidiaries regarding the impact of adoption of K-IFRS and reporting to audit committee and management group from July 2008 up to now.

Modification of system	Modification of the stand-alone financial closing system by the end of 2009 for application of K-IFRS	Modifying the stand-alone financial closing system as of December 31, 2009

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2009

(b)	The significant differences expected by making the Company’s financial statements applying K-IFRS available as of December 31, 2009 are as follows. These results are not exhaustive, as in the future other unforeseen differences may appear as a result of future analysis. In addition, practical effect of some of the significant differences listed below may not be obtainable.

Classification	K-IFRS	Current policy

Employee Benefits	Defined benefit obligations represent the present value of projected benefit obligation using the Projected Unit Credit Method and actuarial assumptions.	Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment at the end of reporting period.

A method of accounting for an investment presented by separate financial statements	Cost method or applying K-IFRS 1039	Equity method accounting

Deemed cost at the date of transition (PP&E /investment property)	Measure the individual item of PP&E or investment property at fair value and use this value as deemed cost at the date of transition.	—

Derecognition of financial assets	Derecognise a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the transferer transfers the contractual rights to receive the cash flows of the financial asset and transfers substantially all the risks and rewards of ownership of the financial asset or the entity neither transfers nor retains all the risks and rewards of ownership.	Derecognise a financial asset when the transferer cannot exercise its rights and efficient control and the transferee has the practical ability to sell the asset.

Borrowing Costs	Borrowng costs that are directly attribute to the acquisition, construction or production of a qualifying asset form part of the cost of that asset.	Recognised as an expense.

Independent Accountants’ Review Report on Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the President of
POSCO:
We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2009. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2009, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.
A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2009 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2009. We did not review the Company’s IACS subsequent to December 31, 2009. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.
Seoul, Korea
February 8, 2010
Notice to Readers
This report is annexed in relation to the audit of the non-consolidated financial statements as of December 31, 2009 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System
To the Board of Directors and Audit Committee of
POSCO:
I, as the Internal Accounting Control Officer (“IACO”) of POSCO (the “Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS’’) as of December 31, 2009.
The Company’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation for external uses. I, as the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.
Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2009, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.
January 14, 2010

Lee Dong Hee, Internal Accounting Control Officer

Chung Joon Yang, Chief Executive Officer